 Filed by: Rumble Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Northern Data AG

CIK: 0001863502

The provisions of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz)

do not apply to this Statement and the commented Exchange Offer.

Joint Reasoned Statement

of the Management Board and the Supervisory Board

of

Northern Data AG

An der Welle 3, 60322 Frankfurt am Main,

Federal Republic of Germany

on the

Voluntary Public Takeover Offer (Exchange Offer)

by

Rumble Deutschland AG

c/o Blitzstart Services GmbH, Maximiliansplatz 17, 80333 Munich,
Federal Republic of Germany

to the shareholders of

Northern Data AG

Shares in Northern Data AG: ISIN DE000A0SMU87

Tendered Northern Data AG Shares: ISIN DE000A41YEL8

Contents

Preamble				5

I.	Summary of this Statement			6

II.	General information on this Statement			9

	1.	Legal basis of the Exchange Offer		9

	2.	Legal basis of this Statement		10

	3.	Special information for ND Shareholders whose seat, place of residence or place of habitual abode is outside of Germany, the Member States of the European Union and the European Economic Area		11

	4.	Factual basis of this Statement		12

	5.	Publication of this Statement and any additional opinions concerning potential modifications to the Exchange Offer		12

	6.	Acceptance of the Exchange Offer outside of Germany		13

	7.	Autonomous decision by the ND Shareholders		13

III.	Information about the Bidder and its shareholding structure			14

	1.	Legal basis and capital structure of the Bidder		14

	2.	Shareholder structure of the Bidder		15

	3.	Background information on the Rumble Group		15

	4.	Agreements for the acquisition of ND Shares		15

	5.	Possible future acquisitions of ND Shares		16

IV.	Information about Northern Data			16

	1.	Basics of the Company		16

	2.	Members of the Management Board and of the Supervisory Board		17

	3.	Capital structure of the Company		17

		3.1	Share capital	17

		3.2	Authorized Capital	17

		3.3	Conditional Capital	19

	4.	Overview of the ND Group		20

VII.	Type and amount of the consideration offered			36

VIII.	Assessment of the adequacy of the consideration offered			37

	1.	No Statutory Minimum Offer Consideration		37

	2.	Fairness Opinions		38

		2.1	Fairness Opinion obtained by Rumble from its financial advisor	38

		2.2	Fairness opinions obtained by Northern Data from its financial advisor	38

	3.	Support by key shareholders and management of Northern Data		39

	4.	No further valuation methods		39

	5.	Evaluation of the Offer Consideration by the Management Board and the Supervisory Board		39

IX.	Intentions of the Bidder and Rumble			40

	1.	The Bidder’s and Rumble’s intentions regarding Northern Data’s business activities, assets and future obligations		40

	2.	The Bidder’s and Rumble’s intentions regarding Northern Data’s registered office, location of essential parts of the business operations or corporate name		41

	3.	The Bidder’s and Rumble’s intentions regarding Northern Data’s employees, employee representative bodies and terms of employment		41

	4.	The Bidder’s and Rumble’s intentions regarding the Management Board and the Supervisory Board		42

	5.	The Bidder’s and Rumble’s intentions regarding Northern Data’s dividend policy		43

	6.	The Bidder’s and Rumble’s intentions regarding post-completion reorganizational measures (Strukturmaßnahmen) at Northern Data		43

		6.1	Delisting	43

		6.2	Squeeze out	45

		6.3	Domination and/or profit and loss transfer agreement	46

		6.4	Corporate Reorganization within Rumble Group	46

	7.	The intentions regarding the business activities of Rumble		47

X.	Implications of the Exchange Offer for ND Shareholders			48

	1.	Potential consequences for shareholders who accept the Exchange Offer		49

	2.	Potential consequences for shareholders who do not accept the Exchange Offer		50

XI.	Interests of the members of the Management Board and the Supervisory Board			53

	1.	Interests of the members of the Management Board		53

	2.	Interests of the members of the Supervisory Board		54

XII.	Intentions of the members of the Management Board and the Supervisory Board who hold ND Shares to accept the Exchange Offer			54

XIII.	Recommendation			54

Preamble

On April 13, 2026, Rumble Deutschland AG (formerly: Blitz 24-913 AG), a German stock corporation (Aktiengesellschaft) incorporated under the laws of the Federal Republic of Germany (“Germany”), with its registered office at c/o Blitzstart Services GmbH, Maximiliansplatz 17, 80333 Munich, registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Munich under HRB 297230 and Legal Entity Identifier (“LEI”) 3912006QN9LSP603Z270 (the “Bidder” or “Rumble BidCo”), published an offer document (the “Offer Document”) for an exchange offer (the “Exchange Offer”). The Bidder is a wholly-owned indirect subsidiary of Rumble Inc., a Delaware corporation incorporated under the laws of the State of Delaware, United States of America (“United States”), with its registered office at 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808, United States, with United States Internal Revenue Service Employer Identification Number 80-0984597 and LEI 3912000ZRKLHY7D9PD40 (“Rumble”, and its affiliated undertakings within the meaning of section 15 et seqq. of the German Stock Corporation Act (Aktiengesetz – “AktG”), the “Affiliates”, excluding the ND Group (as defined below) following settlement of the Exchange Offer, the “Rumble Group” and Rumble’s Class A common stock outstanding from time to time, the “Rumble Class A Common Shares”).

The Exchange Offer is addressed to the shareholders of Northern Data AG, a German stock corporation (Aktiengesellschaft) incorporated under the laws of Germany, registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Frankfurt am Main under HRB 106465, with its registered office at An der Welle 3, 60322 Frankfurt am Main, Germany (the “Company” or “Northern Data”, and, together with its subsidiaries, the “ND Group”; the shareholders of Northern Data the “ND Shareholders”). Under the Exchange Offer, the Bidder offers to acquire all outstanding no-par value bearer shares of Northern Data with a notional interest in the share capital of EUR 1.00 each by exchanging one share of Northern Data (each, an “ND Share”) not directly held by the Bidder, including all ancillary rights, in particular the entitlement to profits, existing at the time of settlement of the Exchange Offer, for 2.0281 newly issued Rumble Class A Common Shares, subject to the customary settlement mechanics for fractional shares (the “Offer Consideration”, such exchange ratio, the “Offer Exchange Ratio” and such Rumble Class A Common Shares, the “Offer Shares”). Rumble contributed the Offer Shares to the Bidder prior to the Exchange Offer.

The share capital of the Company amounts to EUR 64,196,677.00 and is divided into 64,196,677 ND Shares, which are traded under ISIN DE000A0SMU87 and WKN A0SMU8 on the Regulated Unofficial Market (Freiverkehr) of the Munich Stock Exchange (Börse München) (in its m:access segment) and the Open Market (Freiverkehr) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse). The Offer Document was submitted by the Bidder to Northern Data’s management board (the “Management Board”) on April 13, 2026. The Management Board has forwarded the Offer Document to Northern Data’s Supervisory Board (the “Supervisory Board”) on the same day.

The English-language Offer Document (along with a non-binding German convenience translation thereof) was published by the Bidder on April 13, 2026 by posting it online at

https://rumble-offer.com

and by making print copies of the Offer Document available free of charge at Cantor Fitzgerald Europe, 5 Churchill Place, Canary Wharf, London E14 5HU United Kingdom (inquiries via email to Europe.ca@cantor.com indicating a complete mailing address or email address to which a copy of the Offer Document can be sent).

Rumble had published its decision to launch the Exchange Offer on November 10, 2025 and further details of the Exchange Offer on April 13, 2026. These publications by Rumble are available at https://rumble-offer.com.

The Management Board and the Supervisory Board have carefully reviewed and discussed the terms of the Exchange Offer. They hereby issue their joint reasoned statement (the “Statement”) as follows:

I.	Summary of this Statement

The following summary contains selected information from this Statement and merely serves to provide readers with an initial overview thereof. The summary should therefore be read in conjunction with more detailed information contained elsewhere in this Statement. Reading the summary is no substitute for reading this Statement in its entirety.

After having duly reviewed and analyzed the Exchange Offer (including reviewing the Offer Document as to whether, in particular, it complies with the business combination agreement entered into between Rumble and Northern Data on November 10, 2025 (the “Business Combination Agreement”) or contains any material deviations from the transaction parameters agreed herein) and acting in good faith with regards to their respective duties, especially their fiduciary duties under German law, in particular the duty of care and loyalty and the business judgement rule under section 93 AktG, the Management Board and the Supervisory Board welcome and support the Exchange Offer and recommend that ND Shareholders accept the Exchange Offer.

After careful evaluation and obtaining expert external advice, the Management Board and the Supervisory Board believe that the Offer Exchange Ratio of 2.0281 newly issued Rumble Class A Common Shares per ND Share is fair, adequate and attractive.

According to the Bidder, the Offer Consideration of 2.0281 newly issued Rumble Class A Common Shares per ND Share constitutes the Bidder’s best and final offer. The Bidder is not obligated to adjust the Offer Consideration as a result of any further acquisitions of ND Shares outside of the Exchange Offer, and there will be no increase of the Offer Consideration for any other reason.

All members of the Management Board and all members of the Supervisory Board who hold shares in the Company intend to accept the Exchange Offer for all shares in the Company they hold.

Nevertheless, the Management Board and the Supervisory Board point out that each ND Shareholder is individually responsible for weighing the advantages and disadvantages of accepting or rejecting the Exchange Offer (see section X of this Statement for remarks thereto), and should consider all relevant circumstances, its own individual situation and its personal assessment of the market conditions and the opportunities for future development of the value and stock exchange price of the ND Shares and the offered Rumble Class A Common Shares.

The Management Board’s and the Supervisory Board’s decision to support the Exchange Offer and recommend that ND Shareholders accept the Exchange Offer is based, inter alia, on the following considerations:

●	The contemplated business combination between Rumble and Northern Data (the “Business Combination”) brings together two leading companies and a strategic investor with complementary strengths, resources, assets and areas of expertise. By combining these capabilities, the transaction offers a unique opportunity to create a potential market leader with an enhanced competitive position offering a vertically integrated AI platform that realizes the benefits of owned AI compute infrastructure, proprietary data and a vast user base with a product vision, laying a stronger foundation for long-term success.

●	The Business Combination would improve Northern Data’s positioning in the U.S. market, leveraging the strong positioning and relationships Rumble has in the most sizable addressable market for AI infrastructure.

●	The expected benefits from the expanded partnership and product development opportunities with Tether, including the Tether Customer Agreement providing for a commitment to purchase GPU services and the continued financing support.

●	The terms of the Business Combination Agreement were the result of extensive arm’s-length negotiations between the parties, ensuring a fair and balanced outcome. These negotiations considered the interests of all stakeholders and produced a framework designed to support value creation and sound governance. In this context, the leadership and governance structure of Rumble were also carefully evaluated as integral elements of the combined group’s ability to execute its strategic vision effectively.

●	The Business Combination would offer Northern Data access to Rumble’s financing opportunities, including through Rumble’s Nasdaq listing, improving its access to capital and broader awareness, thereby strengthening Northern Data’s market position with key suppliers, customers and current and future employees, allowing Northern Data to fund additional growth investments.

●	The Business Combination would offer Northern Data the opportunity to realize growth opportunities within its existing data center site portfolio for near-term GPU deployments that would meaningfully improve the weighted average useful life of Northern Data’s GPU estate, offset costs that are being incurred at several under-utilized data center locations and capitalize on the scarcity of available power in the AI infrastructure market. Realizing such growth opportunities without the Business Combination would require significant third-party financing, the availability of which is uncertain. Absent such financing, Northern Data would be forced to take other liquidity measures, such as asset sales, which in turn could adversely affect the ability of Northern Data to achieve the aspired growth.

●	As new Rumble shareholders, ND Shareholders would benefit from accelerated growth and innovation, including new avenues for revenue expansion and operational synergies.

●	The Exchange Offer complies with the terms of the Business Combination Agreement (as defined below), which was negotiated and reviewed by the Management Board and Supervisory Board at the time, and found to be in the best interests of Northern Data and the ND Shareholders.

●	As the Exchange Offer is structured as a share-for-share exchange, tendering ND Shareholders would have the opportunity to continue to participate in the potential future value creation of the combined pro-forma business, thereby allowing them to benefit from the strategic and financial merits of the Business Combination on a long-term basis.

●	The Management Board and the Supervisory Board regard the Offer Consideration as adequate from a financial perspective. Jefferies GmbH (“Jefferies”) has issued Fairness Opinions (as defined below) to the Management Board and the Supervisory Board, which considered the Offer Exchange Ratio for the ND Shares being fair to the ND Shareholders from a financial point of view (see section VIII.2.2 of this Statement).

●	The adequacy and attractiveness of the Offer Exchange Ratio is further evidenced by the agreement of Tether, Apeiron and the ART Sellers (including Aroosh Thillainathan, a member of the Management Board of Northern Data), who together held ND Shares representing approximately 72% of the share capital of Northern Data as of April 6, 2026, to sell to Rumble all of their ND Shares at the Offer Exchange Ratio (see section VIII.3 of this Statement).

II.	General information on this Statement

1.	Legal basis of the Exchange Offer

The ND Shares are not admitted to trading on a regulated market within the meaning of section 2 para. 7 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz – “WpÜG”) as required in section 1 para. 1 of the WpÜG but are only included in trading on the Regulated Unofficial Market (Freiverkehr), including in particular the m:access segment of the Regulated Unofficial Market (Freiverkehr) on the Munich Stock Exchange (Börse München). Therefore, the WpÜG and the German Regulation on the Content of the Offer Document, the Consideration to be Granted in Takeover Offers and Mandatory Offers and the Exemption From the Obligation to Publish and Launch an Offer (Verordnung über den Inhalt der Angebotsunterlage, die Gegenleistung bei Übernahmeangeboten und Pflichtangeboten und die Befreiung von der Verpflichtung zur Veröffentlichung und zur Abgabe eines Angebots) do not apply to the Exchange Offer.

Therefore, the Offer Document has not been and will not be reviewed by the German Federal Financial Supervisory Authority (“BaFin”) and, according to the Offer Document, BaFin’s approval of the publication of the Offer Document was and is not required. According to the Offer Document, the Exchange Offer is being made exclusively pursuant to the laws and regulations of Germany, as well as certain provisions of the securities laws of the United States applicable to cross-border takeover offers. Therefore, the ND Shareholders cannot rely on legal provisions for the protection of investors pursuant to legal systems other than Germany. To the extent that the Exchange Offer is subject to U.S. securities laws, such laws only apply with respect to ND Shareholders in the United States, and no other person has any claims under such laws. Any contract that is entered into with the Bidder by way of acceptance of the Exchange Offer shall be governed exclusively by the laws of Germany and shall be interpreted exclusively in accordance with such laws.

Although the Bidder has published a non-binding German translation of the Offer Document, only the English language version of the Offer Document shall be binding. Therefore, pursuant to the Offer Document, in case of inconsistencies between the German version and the English version of the Offer Document, the English version prevails.

In connection with the Exchange Offer, on April 13, 2026, Rumble published a securities prospectus for the public offering of 130,197,281 newly issued Rumble Class A Common Shares (the “Prospectus”). The Prospectus contains further information on Rumble and the shares to be issued in connection with the Exchange Offer and in exchange for tendered ND Shares. The Prospectus has been prepared in the form of a single document within the meaning of article 6, para. 3 of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, as amended (the “Prospectus Regulation”) in connection with the Commission Delegated Regulation (EU) 2019/980 of 14 March 2019, as amended and approved by BaFin as the competent authority under the Prospectus Regulation. The Prospectus was published prior to the publication of the Offer Document in Germany and will continue to be made available during the entire term of the Exchange Offer process in Germany. The Prospectus is available for distribution free of charge on the website of BaFin at www.bafin.de/EN and on Rumble’s website at www.rumble-offer.com.

In the Offer Document, the Bidder states that it will not update the Offer Document (also with regard to any changed intentions of the Bidder). The Bidder will, however, publish supplements to the Prospectus as required under the Prospectus Regulation and make publications in this respect as required by law.

2.	Legal basis of this Statement

Although the WpÜG does not apply, the Management Board and the Supervisory Board have voluntarily structured their statement along the requirements of section 27 para. 1 sentence 2 WpÜG. Accordingly, this Statement addresses the following aspects in particular:

●	the type and amount of the consideration offered,

●	the likely consequences of a successful Exchange Offer for the Company, the employees and their representatives, the employment conditions and the locations of the Company,

●	the objectives pursued by the Bidder with the Exchange Offer, and

●	the intention of the members of the Management Board and the Supervisory Board, insofar as they themselves are holders of ND Shares, to accept the Exchange Offer.

3.	Special information for ND Shareholders whose seat, place of residence or place of habitual abode is outside of Germany, the Member States of the European Union and the European Economic Area

In section 1.2 of its Offer Document, the Bidder notes that the Exchange Offer relates to shares in a German stock corporation (Aktiengesellschaft) but is, however, not subject to review or registration proceedings of any securities regulator, neither in nor outside Germany, and has not been approved or recommended by any such securities regulator including the BaFin.

Further, the Bidder notes in section 1.2 of its Offer Document that the ND Shareholders whose place of residence, seat or place of habitual abode is in the United States should note that the Exchange Offer is made in respect of securities of a company that is a “foreign private issuer” within the meaning of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the shares of which are not registered under section 12 of the Exchange Act. Accordingly, the Exchange Offer is not subject to section 14(d) of the Exchange Act or Regulation 14D thereunder. Further, in reliance on the cross-border exemption provided by rule 14d-1(c) (the Tier 1 exemption) based on the percentage of ND Shares held by U.S. holders (as determined based on an inquiry performed by Rumble as of a date prior to the announcement of the Exchange Offer), the Exchange Offer is exempt from Rules 14e-1 and 14e-2 of Regulation 14E under the Exchange Act. The Bidder is, however, not relying on the cross-border exemption under Rule 802 from the registration requirements of section 5 of the Securities Act. Instead, Rumble filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission Instead, Rumble filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), of which a joint information statement/prospectus forms a part and the Rumble Class A Common Shares are to be issued to holders of ND Shares upon settlement of the Exchange Offer.

Moreover, the Bidder notes that, because the Exchange Offer is exempted under Rule 14d-1(c), the Bidder, Rumble and/or any of their subsidiaries may from time to time during the Exchange Offer, in reliance on Rule 14e-5(b)(10) under the Exchange Act and in accordance with the applicable tender offer laws and regulations of Germany, purchase or arrange to purchase ND Shares outside the Exchange Offer. These purchases may include those conducted by Tether (as defined below) pursuant to its obligations to Rumble under its Transaction Support Agreements (as defined below).

According to section 1.2 of the Offer Document, it may be difficult for ND Shareholders whose place of residence, incorporation, seat or place of habitual abode is outside of Germany and/or the United States, to enforce rights and claims arising under the laws of the country in which their place of residence, incorporation, seat or place of habitual abode is located since Northern Data and the Bidder have their registered offices in Germany, and Rumble has its registered office in the United States, and some or all of their officers and directors may be residents of a country other than such respective ND Shareholder’s country of residence, incorporation, seat or place of habitual abode. It may not be possible for such ND Shareholders to sue a foreign company or its officers or directors for violations of the laws applicable in a court in their own country of residence, incorporation seat or habitual abode. Furthermore, it may be difficult to compel a foreign company or its affiliates to subject themselves to a court judgment issued in the country of residence, incorporation, seat or habitual abode of the respective ND Shareholder.

In addition, the Bidder notes in section 1.2 of its Offer Document that the payment of the Offer Consideration to an ND Shareholder may constitute a taxable event under applicable United States federal and/or local tax laws and other foreign tax laws. It is strongly recommended that independent professional advisors be consulted without undue delay regarding the tax consequences of accepting the Exchange Offer. Neither the Bidder nor Rumble nor any of their affiliates nor their respective board members, executives or employees assume(s) any responsibility for any tax consequences or liabilities resulting from acceptance of the Exchange Offer. The Offer Document does not contain any details about taxation in foreign countries.

4.	Factual basis of this Statement

All the information, expectations, assessments and forward-looking statements or intentions contained in this Statement are based on the information at the disposal of the Management Board and/or the Supervisory Board at the time this Statement was published and/or reflect their respective assessments or intentions at the time. These information, assessments and intentions may change after the date of publication of this Statement. The Management Board and the Supervisory Board will update this Statement only as required under German law.

Statements made regarding the Bidder’s intentions are based on statements, commitments and information by the Bidder. The Management Board and the Supervisory Board cannot verify any such information, representations or notices in full nor can they give any assurance that they will be implemented. Where this Statement cites or reproduces the Offer Document, it does so merely for reference purposes and in no way constitutes an assumption of responsibility on the part of the Management Board and the Supervisory Board for the Bidder’s Offer Document or any warranty that the Offer Document is correct and complete.

5.	Publication of this Statement and any additional opinions concerning potential modifications to the Exchange Offer

This binding English-language version and a non-binding German language convenience translation of this Statement and any other opinions concerning potential modifications to the Exchange Offer will be published online at

https://northerndata.de/

under “Investor Relations”.

6.	Acceptance of the Exchange Offer outside of Germany

According to section 1.5 of the Offer Document, the Exchange Offer may be accepted by all domestic and foreign ND Shareholders in accordance with the terms outlined in the Offer Document and the applicable statutory provisions. It states, however, that acceptance of the Exchange Offer outside of Germany, the Member States of the European Union and the European Economic Area and the United States may be subject to legal restrictions and that ND Shareholders which come into possession of the Offer Document outside of Germany, the Member States of the European Union and the European Economic Area or the United States, who wish to accept the Exchange Offer outside Germany, the Member States of the European Union and the European Economic Area or the United States and/or who are subject to statutory provisions other than those of Germany, the Member States of the European Union and the European Economic Area or the United States are advised to inform themselves of the relevant applicable statutory provisions and to comply with them. Further, neither the Bidder nor Rumble nor any of their affiliates assume(s) responsibility or liability that the acceptance of the Exchange Offer outside of Germany, the Member States of the European Union and the European Economic Area and the United States is permissible under the relevant applicable statutory provisions.

7.	Autonomous decision by the ND Shareholders

A voluntary public exchange offer for shares traded exclusively on the Regulated Unofficial Market (Freiverkehr) can in principle be prepared by the Bidder at its own discretion, meaning that shareholders typically have to invest more effort in order to create a sufficient basis for decision-making. The Management Board and the Supervisory Board point out that their statements and assessments in this Statement are based on their own assessments and views and that they are not binding on ND Shareholders and that the description of the Bidder’s Exchange Offer in this Statement does not claim to comprehensively and completely present and evaluate all decision criteria that are or are presumed to be material for ND Shareholders. Rather, ND Shareholders must make their own decision on whether or not to accept the Exchange Offer on the basis of the Offer Document and all other sources of information available to them (including any individual advice they may have obtained) and taking into account their individual tax and other concerns.

The Management Board and the Supervisory Board strongly advise that they are not in a position to verify whether ND Shareholders are acting in compliance with all legal obligations applying to them personally when they accept the Exchange Offer. The Management Board and the Supervisory Board specifically advise any persons outside Germany who come into possession of the Offer Document or who wish to accept the Exchange Offer but are subject to the laws of jurisdictions other than that of Germany to inform themselves of and comply with any such laws.

The Management Board and the Supervisory Board assume no liability for the decision of ND Shareholders with respect to the Exchange Offer.

III.	Information about the Bidder and its shareholding structure

The following information has been published by the Bidder in the Offer Document. The Management Board and the Supervisory Board were not able to verify this information or to verify it completely and therefore do not assume any liability for its correctness.

1.	Legal basis and capital structure of the Bidder

The Offer Document contains under section 6.1 the following information regarding the legal basis and capital structure of the Bidder:

The Bidder is a German stock corporation (Aktiengesellschaft) incorporated under the laws of Germany and registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Munich under HRB 297230. The business address of the Bidder is c/o Blitzstart Services GmbH, Maximiliansplatz 17, 80333 Munich, Germany.

According to its own information, the Bidder’s issued and paid share capital (Grundkapital) of EUR 50,000.00 is divided into 50,000 no-par value registered shares with a nominal amount of EUR 1.00 each and the Bidder’s share capital has been fully paid up. The Bidder was established on October 22, 2024 and registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Munich on October 30, 2024 as Blitz 24-913 AG and has been operating under its current business name Rumble Deutschland AG since March 27, 2026 (registration with the commercial register).

The corporate purpose of the Bidder pursuant to its articles of association is the administration of its assets. It may acquire interests or shares in other enterprises with the same or a similar object or may incorporate such enterprises. It is entitled to set up branch offices in Germany or abroad. It may be controlled by another company or may control another company in each case under a domination and controlling agreement.

According to the Offer Document, the Bidder’s management board consists of the member Wojciech Hlibowicki and the Bidder’s supervisory board consists of the following three members: Steve Noonan, Brandon Alexandroff and Tyler Hughes.

According to the Offer Document, as of the date of the Offer Document, the Bidder holds no participations in other enterprises and has no employees.

2.	Shareholder structure of the Bidder

Section 6.2 of the Offer Document contains a description of the shareholder structure of the Bidder, i.e., a description of entities that directly or indirectly hold shares in and control the Bidder. According to that section, the Bidder’s sole shareholder is Rumble Freedom First Holding Limited (“Rumble ND HoldCo”), a wholly-owned indirect Irish subsidiary of Rumble formed by Rumble’s direct subsidiary Rumble Cloud Inc.

3.	Background information on the Rumble Group

Pursuant to section 6.3 of the Offer Document, Rumble is a North American technology platform founded in 2013 that operates two business units – Rumble Services (encompassing a video-sharing platform, livestreaming marketplace, and advertising network) and Rumble Cloud Inc. (an infrastructure as a service offering launched in 2024) – with the stated mission of providing content creators an alternative to traditional incumbent platforms by promoting an open and independent internet. According to the information provided in the Offer Document, following substantial user growth from 1.2 million monthly active users in the second fiscal quarter of the financial year 2020 to 68 million in 2024 and a revenue increase from USD 14.5 million in 2023 to USD 95.5 million in 2024, Rumble has pursued strategic investments – including a USD 775 million investment from Tether in February 2025 and a business combination agreement with Northern Data in November 2025 – to expand its cloud infrastructure and accelerate international growth.

4.	Agreements for the acquisition of ND Shares

As described in section 8.3 of the Offer Document, Tether Investments, S.A. de C.V. (“Tether”) in the Tether Support Agreement (as defined below), ART Holding GmbH and Aroosh Thillainathan (collectively, the “ART Sellers”) in the ART Support Agreement (as defined below) and Apeiron Investment Group Ltd., Malta (“Apeiron”) in the Apeiron Support Agreement (as defined below) individually agreed to sell, and Rumble agreed to purchase, all of the ND Shares owned by them as of immediately prior to the closing of the Exchange Offer. Pursuant to the information provided in the Offer Document, as of April 6, 2026, Tether, Apeiron and the ART Sellers together held ND Shares representing approximately 72% of the share capital of Northern Data (see sections V.2.1 through V.2.3 of this Statement).

5.	Possible future acquisitions of ND Shares

In section 6.4 of the Offer Document, the Bidder states that Rumble and the Bidder expressly reserve the right, during and after the Offer Period (as defined below), to acquire additional shares in Northern Data whether on or off the stock exchange, by way of individual transactions or otherwise, without being obligated to disclose any such acquisitions or to adjust the Offer Consideration as a result thereof.

IV.	Information about Northern Data

1.	Basics of the Company

Northern Data is a stock corporation (Aktiengesellschaft) incorporated under the laws of Germany and registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Frankfurt am Main under HRB 106465 with registered seat in Frankfurt am Main and business address at An der Welle 3, 60322 Frankfurt am Main, Germany.

As per its articles of association, the business purpose of the Company is the direct or indirect activity in the field of the development, production, acquisition, holding, and distribution of products (including those based on distributed ledger technologies), as well as the provision of services in the field of information technology, insofar as no authorization from the German Federal Financial Supervisory Authority (BaFin) is required for such activities.

In accordance with its articles of association, the Company is entitled to undertake all transactions and measures that appear necessary or useful for achieving the company’s purpose, in particular to participate in other enterprises of the same or related type, to assume their management and/or representation, to transfer even significant parts of its business to companies in which it holds an interest, and to establish companies and branch offices both in Germany and abroad.

The financial year of the Company is the calendar year.

The ND Shares (ISIN DE000A0SMU87 / WKN A0SMU8) are included in trading on the Regulated Unofficial Market (Freiverkehr), including in particular the m:access segment of the Regulated Unofficial Market (Freiverkehr) on the Munich Stock Exchange (Börse München). ND Shares can also be traded in the electronic trading system (Exchange Electronic Trading System, “XETRA”) of Deutsche Börse AG, Frankfurt am Main, as well as Gettex, the electronic trading system of the Munich Stock Exchange (Börse München) and Quotrix, the electronic trading system of the Düsseldorf Stock Exchange. In addition, the ND Shares are traded on the Regulated Unofficial Market (Freiverkehr) of the stock exchanges of Frankfurt, Berlin, Düsseldorf, Hamburg, Hanover and Stuttgart as well as via Tradegate Exchange and LS Exchange.

2.	Members of the Management Board and of the Supervisory Board

The Management Board currently consists of Aroosh Thillainathan (CEO) and John Hoffman (Co-CEO). The Supervisory Board comprises Dr. Tom Schorling (chairman), Bertram Pachaly and Dr. Bernd Hartmann.

3.	Capital structure of the Company

3.1	Share capital

The registered share capital of the Company is EUR 64,196,677.00 at the time of the publication of this Statement and is divided into 64,196,677 no-par value bearer shares of Northern Data with a notional interest of EUR 1.00 each in the share capital.

At the time of publication of this Statement, the Company holds no treasury shares.

3.2	Authorized Capital

Pursuant to section 6(1) of the Company’s articles of association, the Management Board is authorized, with the approval of the Supervisory Board, to increase the Company’s share capital in whole or in part by a total of up to EUR 31,380,897.00 in the period up to September 12, 2029 (inclusive) by issuing new no-par value bearer shares against cash and/or non-cash contributions (“Authorized Capital 2024/II”).

In general, ND Shareholders are entitled to subscription rights. However, the Management Board is authorized, with the approval of the Supervisory Board, to exclude ND Shareholders’ subscription rights in whole or in part, on one or more occasions, in accordance with one or more of the following provisions:

(i)	in the case of capital increases against cash contributions, if (a) shares of the company are traded on a stock exchange (regulated market or Regulated Unofficial Market or the successors to these segments), (b) the proportionate amount of the share capital attributable to the new shares issued with the exclusion of subscription rights pursuant to section 186(3) sentence 4 AktG does not exceed 20% of the share capital existing at the time this authorization takes effect and at the time this authorization is exercised, and (c) the issue price of the new shares does not significantly undercut the stock market price of the company’s already listed shares of the same class and with the same features within the meaning of sections 203(1) and (2), 186(3) sentence 4 AktG. The proportionate amount of the share capital attributable to shares issued or sold during the term of this authorization up to the time of its exercise, excluding subscription rights, in direct or corresponding application of section 186(3) sentence 4 AktG, shall be credited against this maximum limit of 20% of the share capital, insofar as such crediting is required by law. This means that shares that can be or must be issued by the company to service conversion or option rights or to fulfill conversion or option obligations from bonds with option and/or conversion rights or obligations must be included, provided that the bonds that confer a corresponding conversion or option right or an option and/or conversion obligation were issued during the term of this authorization until the time of their exercise in corresponding application of section 186(3) sentence 4 AktG, excluding ND Shareholders’ subscription rights. For the purposes of this authorization, the issue price shall be deemed to be the amount payable by the third party or parties when the new shares are acquired by an issuing agent with the simultaneous obligation of the issuing agent to offer the new shares for purchase to one or more third parties designated by the company;

(ii)	in the case of capital increases against contributions in kind, in particular for the acquisition of companies, parts of companies and interests in companies, industrial property rights, such as patents, trademarks or licenses relating thereto, other product rights or other contributions in kind, including receivables, bonds, convertible bonds and other financial instruments;

(iii)	to the extent necessary to grant the holders or creditors of bonds with option or conversion rights or obligations, which have been or will be issued by the company or by a domestic or foreign company in which the company directly or indirectly holds the majority of the votes and capital, to grant them a subscription right to new shares to the extent to which they would be entitled after exercising their option or conversion right or after fulfilling an option or conversion obligation;

(iv)	for fractional amounts (Spitzenbeträge) arising as a result of the subscription ratio.

The Management Board is authorized, with the approval of the Supervisory Board, to determine the further content of the rights arising from the shares and other details of the capital increase and its implementation. The Management Board is authorized to determine that the new shares are to be acquired in whole or in part by a credit institution or a company operating in accordance with section 53(1) sentence 1 or section 53b(1) sentence 1 or (7) of the German Banking Act (Kreditwesengesetz) with the obligation to offer them to ND Shareholders for subscription (so-called indirect subscription right). The Supervisory Board is authorized to amend the Company’s articles of association accordingly after the Authorized Capital 2024/II has been utilized in full or in part or has expired, in particular with regard to the amount of share capital and the number of existing no-par value shares.

3.3	Conditional Capital

Pursuant to section 6 para. 3 of the Company’s articles of association, the Company’s share capital is conditionally increased by up to EUR 31,380,897.00 through the issuance of up to 31,380,897 new no-par value bearer shares (“Conditional Capital 2024/II”). The conditional capital increase serves to grant shares to holders or creditors of convertible and/or option bonds issued by the Company or a domestic or foreign company in which the company directly or indirectly holds the majority of votes and capital, based on the authorization granted by the resolution of the annual general meeting on September 13, 2024, under item 7 lit. b. until September 12, 2029 (inclusive) (Authorization 2024/II). It shall only be carried out if the conversion or option rights from the aforementioned bonds have actually been or will be exercised or if conversion obligations from such bonds have been or will be fulfilled and if no other forms of fulfillment have been or will be used to service them. The new shares shall be issued at the conversion or option price to be determined in accordance with the respective authorization. The new shares shall participate in profits from the beginning of the fiscal year in which they are created by the exercise of conversion or option rights or by the fulfillment of conversion obligations; notwithstanding this, the Management Board may, to the extent permitted by law, determine with the approval of the Supervisory Board that the new shares shall participate in profits from the beginning of the financial year for which no resolution on the appropriation of retained earnings has been passed by the annual general meeting at the time of the exercise of conversion or option rights or the fulfillment of conversion obligations. The Management Board is authorized to determine further details of the implementation of the conditional capital increase. The Supervisory Board is authorized to amend the wording of section 6 para. 3 of the Company’s articles of association in accordance with the issue of new shares from Conditional Capital 2024/II. The same applies if the Authorization 2024 has not been exercised during its term or is not exercised, or if the corresponding conversion or option rights or conversion obligations have expired or expire due to the expiration of the exercise periods or in any other way.

Pursuant to section 6 para. 4 of the Company’s articles of association, the Company’s share capital is conditionally increased by EUR 4,000,000.00 through the issuance of up to 4,000,000 no-par value bearer shares (“Conditional Capital 2020/II to 2024”). The conditional capital increase serves exclusively to fulfill options authorized by the annual general meeting on December 30, 2019, in accordance with item 4 lit. a) / November 10, 2020 in accordance with item 7 lit. a), April 28, 2021 in accordance with item 2 lit. b), December 20, 2021 in accordance with item 6 lit. b) or June 12, 2023, pursuant to item 2 lit. b), until the Conditional Capital 2020/II to 2024 is entered in the Company’s commercial register, or are granted on the basis of the authorization of the annual general meeting of May 6, 2024, pursuant to item 7, until May 5, 2029 (inclusive). The conditional capital increase will only be carried out to the extent that the holders of the options issued exercise their right to subscribe for shares in the Company and the Company draws on this Conditional Capital 2020/II to 2024 to fulfill the options. The shares from Conditional Capital 2020/II to 2024 will be issued at the issue price resulting from the respective authorization. The new shares will participate in profits from the beginning of the fiscal year in which they are created through the exercise of options.

The Supervisory Board is authorized to amend the wording of the Company’s articles of association in line with the respective issue of subscription shares and to make all other related amendments to the Company’s articles of Association that only affect the wording.

4.	Overview of the ND Group

The ND Group is a provider of full-stack AI and high-performance computing (“HPC”) solutions, leveraging a network of high-density, air and liquid-cooled, GPU-based technology to enable the world’s most innovative companies. Together with its partners, the ND Group is passionate about the potential of HPC to drive both technological and societal transformation. The ND Group has one of the largest GPU clusters for HPC in Europe through its Taiga Cloud business, while its Ardent Data Centers business has a network of owned and colocation data centers and data center development sites across the globe. Ardent Data Centers intends to have approximately 250MW of power deployed or coming online for HPC across ten global data centers by 2027. Northern Data’s infrastructure platform (Taiga Cloud) enables software-defined, on-demand access to its GPU estate, addressing increasingly complex customer training and inference needs by providing multi-tenancy, on-demand access, flexible scalability and additional software capabilities. Taiga Cloud’s GPU estate is accessed by an expanding set of end customers with diverse needs, ranging from bare metal access to on-demand virtualized GPU use cases. Taiga delivers its GPU estate through a diverse technology partner ecosystem. Since pursuing its HPC initiative, Northern Data has raised and deployed over USD 1 billion in primarily debt and equity capital to secure its robust GPU and data center asset base. On November 3, 2025, Northern Data divested its original Bitcoin Peak Mining business.

Northern Data was originally formed as Capital Three AG, a stock corporation (Aktiengesellschaft) under German law. It was registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Freiburg, Germany, under HRB 702164 on March 12, 2008 and its registered seat was in Gottmadingen, Germany. On September 18, 2014, its registered seat was changed to Hamburg, the name was changed to AMP Biosimilars AG and it registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Hamburg, Germany, under HRB 133416. On September 26, 2016, its registered seat was relocated from Hamburg to Frankfurt am Main and it was registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Frankfurt am Main, Germany, under HRB 106465. On June 6, 2016, the change of the Company’s name to Biosilu Healthcare AG was registered. The change of the Company’s name to Northern Bitcoin AG was registered with the commercial register (Handelsregister) on January 14, 2018. The company name was changed again to Northern Data AG and registered with the commercial register (Handelsregister) on January 10, 2020. Northern Data is conducting business under its legal name and under its commercial name ND Group as well as under its Taiga Cloud and Ardent Data Centers brands.

In the financial year 2025, the ND Group generated consolidated revenue of EUR 80.0 million (2024: EUR 121.1 million).

V.	Background of the Exchange Offer

1.	Business Combination Agreement

On November 10, 2025, Rumble and Northern Data entered into a business combination agreement (the “Business Combination Agreement”) in which Rumble and Northern Data agreed on the principal terms and conditions as well as the parties’ mutual commitments, intentions and understandings in relation to the Exchange Offer. On April 9, 2026, the Bidder has acceded to the Business Combination Agreement.

Nothing in the Business Combination Agreement shall prevent the Company, the Management Board, the Supervisory Board or any other member of the ND Group from acting in accordance with (i) their fiduciary duties under German law, in particular, the duty of care and loyalty under sections 93 and 116 AktG; and (ii) their tasks and duties to the extent legally required, including the business judgment rule (sections 76, 93 and 116 AktG).

Pursuant to the Business Combination Agreement, the Management Board and the Supervisory Board, within (10) weekdays from the publication of the Offer Document, shall prepare a joint reasoned statement materially in line with a statement that would be given pursuant to section 27 WpÜG (begründete Stellungnahme). Northern Data shall give the Bidder three (3) Business Days (as defined in the Business Combination Agreement) to review the draft reasoned statement and give due consideration to any comments the Bidder may have. In case of dispute on the content of such reasoned statement, Northern Data, acting reasonably, shall have the ultimate decision right. The same shall apply to any amendment to said reasoned statement of the Management Board and the Supervisory Board. Northern Data further undertook to publish the reasoned statement on its website within two (2) weeks from the publication of the Offer Document.

The Business Combination Agreement provides that the members of the Management Board and the Supervisory Board shall reflect in their reasoned statement that the Management Board and the Supervisory Board, after having duly reviewed and analyzed the Exchange Offer (including reviewing the Offer Document as to whether, in particular, it complies with the Business Combination Agreement or contains any material deviations from the transaction parameters agreed herein) and acting in good faith with regards to their respective duties, especially their fiduciary duties under German law, in particular the duty of care and loyalty and the business judgement rule under section 93 AktG, (i) regard the Offer Consideration as fair, adequate and attractive, (ii) welcome and support the Exchange Offer and (iii) recommend to the holders of ND Shares that they tender their ND Shares into the Exchange Offer (the “Offer Recommendations”). The issuance of the Offer Recommendations by the Management Board and the Supervisory Board are, however, subject to the following reservations:

●	the Exchange Offer complies with the terms of the Business Combination Agreement;

●	no superior offer has been presented to the Management Board or otherwise publicly announced, unless Rumble has exercised its contractual right to match the terms of such superior offer,

●	it has been confirmed immediately prior to the resolutions of the Management Board and the Supervisory Board on the issuance of the Reasoned Statement in a fairness opinion issued by Jefferies to the Management Board and the Supervisory Board that the Offer Exchange Ratio is fair to the ND Shareholders from a financial point of view, thereby confirming their analysis presented to the Management Board and the Supervisory Board prior to the signing of this Business Combination Agreement;

●	Rumble has not taken any act, including making any public statement, which clearly contradicts its intention to fulfil its obligations under the Business Combination Agreement; and

●	no other circumstances exist that, in the reasonable opinion of the Management Board and/or Supervisory Board, acting in good faith with due regard to their respective duties under German law, would cause the members of the Management Board and/or the Supervisory Board to violate their duties by welcoming and supporting the Exchange Offer.

Pursuant to section 12.2(c)(ii) of the Business Combination Agreement, Rumble is entitled to terminate the BCA if the Management Board and/or the Supervisory Board do not issue, or modify (in a manner adverse to Rumble) or withdraw, the Statement during the Offer Period.

Moreover, in consideration of Rumble agreeing to comply with its obligations under the Business Combination Agreement and to pursue the Exchange Offer and the transactions contemplated under the Tether Support Agreement and the Northern Data Support Agreement (together, the “Transaction”), the Company undertook to support the Exchange Offer and the Transaction in any and all publications and communications relating to the Transaction.

2.	Further material agreements in connection with the Exchange Offer

2.1	Transaction Support Agreement between Rumble and Tether

As described in section 8.3.1 of the Offer Document, concurrently with the execution and delivery of the Business Combination Agreement, Rumble entered into a transaction support agreement with Tether (the “Tether Support Agreement”), pursuant to which, among other things, Tether agreed to sell, and Rumble agreed to purchase, all of the ND Shares owned by Tether as of immediately prior to the closing of the Exchange Offer (totaling 43,512,526 ND Shares as of April 6, 2026), at the Offer Exchange Ratio for newly issued Rumble Class A Common Shares (with a pre-funded warrant structure with respect to a 9.9% voting power cap). The closing of the transactions contemplated under the Tether Support Agreement (the “Tether Closing”) is subject to certain closing conditions, including the satisfaction of the conditions to the Exchange Offer (see section VI.3.6 of this Statement), and, subject to the satisfaction or waiver of such conditions, would occur immediately prior to the closing of the Exchange Offer.

As consideration for the ND Shares sold under the Tether Support Agreement, Tether is entitled to receive newly issued Rumble Class A Common Shares at the Offer Exchange Ratio. However, the Tether Support Agreement provides that Tether and its affiliates may not hold more than 9.9% of the outstanding voting power of Rumble’s capital stock (the “Voting Limitation”). If issuing all of the Rumble Class A Common Shares owed to Tether would cause Tether and its affiliates to exceed this Voting Limitation, Rumble will not issue the excess shares directly. Instead, Rumble will issue to Tether a pre-funded warrant (a “Pre-Funded Warrant”) covering the number of Rumble Class A Common Shares that would otherwise exceed the Voting Limitation. The Rumble Class A Common Shares issued pursuant to the Tether Support Agreement are subject to a six-month lock-up period following the Tether Closing, subject to certain exceptions as set forth in the Tether Support Agreement. The Pre-Funded Warrant entitles Tether to acquire additional Rumble Class A Common Shares at a nominal exercise price of USD 0.0001 per share. Until exercised, the Pre-Funded Warrant does not confer voting rights, dividend rights, or any other rights of a Rumble stockholder on Tether. In summary, the Pre-Funded Warrant structure ensures that Tether receives the full economic value of the consideration owed to it under the Tether Support Agreement, while its voting power in Rumble does not exceed the Voting Limitation at the time of the Tether Closing.

The Tether Support Agreement does not provide for any right of Tether to terminate the agreement or withdraw its commitment to sell its ND Shares in the event that a superior offer by a third party is made for the ND Shares.

For further information on the Tether Support Agreement, see section 8.3.1 of the Offer Document.

2.2	Transaction Support Agreement between Rumble and the ART Sellers

As described in section 8.3.2 of the Offer Document, concurrently with the execution and delivery of the Tether Support Agreement, Rumble also entered into a transaction support agreement with the ART Sellers (the “ART Support Agreement”), pursuant to which the ART Sellers agreed to sell, and Rumble agreed to purchase, all of the ND Shares owned by the ART Sellers as of immediately prior to the closing of the Exchange Offer (including 744,150 ND Shares owned by the ART Sellers as of the date of the Business Combination Agreement). The consideration payable under the ART Support Agreement is the amount of new Rumble Class A Common Shares equal to the Offer Exchange Ratio without a pre-funded warrant.

According to the Offer Document, the ART Support Agreement contains provisions clarifying that nothing in the ART Support Agreement conflicts with Aroosh Thillainathan’s fiduciary duties in his capacity as a member of Northern Data’s management board. It also contains non-compete and non-solicit provisions requiring the ART Sellers and their affiliates not to, compete, directly or indirectly, with the business of Northern Data or any member of the ND Group, or actively solicit employees thereof, for a period of two years following the closing of the transactions contemplated by the ART Support Agreement, subject to certain exceptions.

The ART Support Agreement does not provide for any right of the ART Sellers to terminate the agreement or withdraw their commitment to sell their ND Shares in the event that a superior offer by a third party is made for the ND Shares.

For further information on the ART Support Agreement, see section 8.3.2 of the Offer Document.

2.3	Transaction Support Agreement between Rumble and Apeiron

Moreover, as described in section 8.3.3 of the Offer Document, concurrently with the execution and delivery of the Tether Support Agreement, Rumble entered into a transaction support agreement with Apeiron (the “Apeiron Support Agreement”), pursuant to which Apeiron agreed to sell, and Rumble agreed to purchase, all of the ND Shares owned by Apeiron as of immediately prior to the closing of the Exchange Offer (including 2,246,399 ND Shares owned by Apeiron as of the date of the Business Combination Agreement) at the Offer Exchange Ratio for newly issued Rumble Class A Common Shares.

The Apeiron Support Agreement does not provide for any right of Apeiron to terminate the agreement or withdraw its commitment to sell its ND Shares in the event that a superior offer by a third party is made for the ND Shares.

For further information on the Apeiron Support Agreement, see section 8.3.3 of the Offer Document.

2.4	Transaction Support Agreement between Northern Data and Tether

Concurrently with the execution and delivery of the Business Combination Agreement, Northern Data and Tether entered into a transaction support agreement (the “Northern Data Transaction Support Agreement”) pursuant to which, among other things, Tether agreed to provide financial support to Northern Data by means of (i) agreeing not to exercise its right to accelerate or terminate the loan agreement originally dated November 2, 2023 (the “Existing ND Loan”) due to certain existing financial covenant breaches until the earlier of (x) the closing of the Exchange Offer, (y) a public announcement by Rumble that it will not make any Exchange Offer or that the Exchange Offer will definitely not be completed, and (z) the termination of the Northern Data Transaction Support Agreement in accordance with its terms (in each case, a “Termination Event”), (ii) granting Northern Data the right to capitalize interest payable under the Existing ND Loan as from the relevant interest period ending on December 31, 2025 until and including the interest period during which a Termination Event occurs, and (iii) agreeing that Northern Data shall not be required to utilize any proceeds from the merger and equity purchase agreement, dated November 3, 2025, among Highland Group Mining Inc., Appalachian Energy LLC, 2750418 Alberta ULC, Northern Data US, Inc. and Northern Data to repay the Existing ND Loan.

2.5	Sale and Transfer and Amendment and Restatement Agreement and other related Amended Northern Data Loan Agreements

In addition, concurrently with the execution of the Business Combination Agreement, Rumble entered into a sale and transfer and amendment and restatement agreement with Northern Data and Tether (the “Sale and Transfer and Amendment and Restatement Agreement”), under which the receivable under Northern Data’s unsecured floating rate loan (which, as of the date of this Statement remains outstanding in full as an intra-group loan), made under the Existing ND Loan, will be transferred upon the closing of the Exchange Offer from Tether to a newly incorporated Irish subsidiary of Rumble, Rumble ND HoldCo, that will hold the ND Shares acquired through the Exchange Offer and concurrently be amended pursuant to the Shareholder Loan Amendment Agreement in the form attached to the Sale and Transfer and Amendment and Restatement Agreement. As consideration for the transfer of the receivable under the Existing ND Loan, Rumble ND HoldCo will (i) exchange 50% of the value of the Existing ND Loan for the number of Rumble Class A Common Shares equal to such share of the Existing ND Loan divided by USD 7.88 (subject to adjustment for any stock split, reverse stock split or stock dividend) (as converted to euros using the exchange rate as promulgated by the European Central Bank on the last trading day prior to the applicable exchange date) and (ii) enter into a new loan agreement with Tether as lender equal in value to the remaining 50% of the Existing ND Loan (the “Tether/Rumble Loan”). The Sale and Transfer and Amendment and Restatement Agreement, together with the Existing ND Loan (as amended by the Shareholder Loan Amendment Agreement) and the Tether/Rumble Loan, are collectively referred to as the “Amended Northern Data Loan Agreements”. Northern Data’s obligation to repay the Existing ND Loan will remain unchanged, with the Existing ND Loan continuing to be outstanding between Northern Data and Rumble ND HoldCo following the closing of the Exchange Offer.

To the extent legally permissible and subject to the agreed security principles set forth in the Tether/Rumble Loan, the Tether/Rumble Loan requires that (i) any ND Shares acquired by Rumble and any equity interests in any entity directly or indirectly holding shares in Northern Data from time to time be pledged to Tether within 30 days of the date of the Tether/Rumble Loan; and (ii) each member in the borrower group provide customary corporate guarantees and security over their assets to Tether within 30 days following the consummation of the Exchange Offer and if applicable, the subsequent squeeze out in Northern Data. Other than such security interests, the Tether/Rumble Loan will be on substantially the same terms as the Existing ND Loan and will benefit from security over (i) the ND Shares acquired by Rumble and (ii) the shares and assets of Northern Data’s subsidiaries located in Germany, Ireland, the Netherlands, Norway, Sweden, the United Kingdom and the United States. On the date falling one year after the closing of the Exchange Offer (the “Exchange Option Date”), Tether will have the option to exchange all (but not less than all) of the outstanding amount under the Tether/Rumble Loan as at the Exchange Option Date into the number of Rumble Class A Common Shares equal to the outstanding amount under the Tether/Rumble Loan divided by the greater of (i) the ten-day VWAP and (ii) USD 7.88 (subject to adjustment for any stock split, reverse stock split or stock dividend) (in each case, as converted to euros using the exchange rate as promulgated by the European Central Bank on the last trading day prior to the Exchange Option Date). To the extent that the issuance of Rumble Class A Common Shares to Tether as the consideration under the Sale and Transfer and Amendment and Restatement Agreement or upon exchange of the outstanding amount under the Tether/Rumble Loan would result in Tether and its affiliates exceeding the Voting Limitation, Rumble shall instead deliver to Tether one or more Pre-Funded Warrants exercisable on a cashless basis into such number of Rumble Class A Common Shares so that the Rumble Class A Common Shares to be owned by Tether and its affiliates following the issuances under the Sale and Transfer and Amendment and Restatement Agreement and the Tether/Rumble Loan will not exceed the Voting Limitation.

2.6	Equity Commitment Agreements

Further, concurrently with the execution of the Business Combination Agreement, Rumble, Tether and Northern Data entered into an equity commitment agreement (the “Northern Data Equity Commitment Agreement”), pursuant to which, subject to the terms and conditions therein, Tether agreed to provide an equity financing commitment to fund up to USD 200 million of certain taxes of Northern Data and its subsidiaries to the extent due and owing or otherwise required to be accrued as a liability at or prior to the closing of the Exchange Offer. As described in section 8.3.8 of the Offer Document, Rumble and Tether also entered into an equity financing commitment agreement (the “Rumble Equity Commitment Agreement” and, together with the Northern Data Equity Commitment Agreement, the “Equity Commitment Agreements”), pursuant to which, subject to the terms and conditions therein, Tether agreed to provide an equity financing commitment to fund up to USD 200 million (less any amounts previously funded under the Northern Data Equity Commitment Agreement) of certain taxes Northern Data and its subsidiaries to the extent due and owing or otherwise required to be accrued as a liability at or after the closing of the Exchange Offer for up to 18 months after the closing of the Exchange Offer. To the extent that the issuance of Rumble Class A Common Shares to Tether as the consideration under the Rumble Equity Commitment Agreement would result in Tether and its affiliates exceeding the Voting Limitation, Rumble shall instead deliver to Tether a Pre-Funded Warrant exercisable on a cashless basis into such number of Rumble Class A Common Shares so that the Rumble Class A Common Shares to be owned by Tether and its affiliates following the issuances under the Rumble Equity Commitment Agreement will not exceed the Voting Limitation. Rumble may also elect, under the terms of the Rumble Equity Commitment, to require Tether to fund any such tax liabilities in the form of an additional loan under the Tether/Rumble Loan (as defined below), in lieu of issuing Rumble Class A Common Shares or a Pre-Funded Warrant.

The existence of the Equity Commitment Agreements does, however, not eliminate the economic burden of the underlying tax liabilities for remaining ND Shareholders. To the extent that any amounts funded thereunder constitute a liability of Northern Data, such liability must be repaid before any dividends are distributed to ND shareholders, meaning that ND Shareholders who do not tender their ND Shares in the Exchange Offer will bear the economic cost of any such tax liabilities through reduced or deferred returns on their investment.

2.7	Further Material Agreements between Rumble and Tether

Pursuant to the Offer Document Rumble and Tether further entered into the Registration Rights Agreement (as described in section 8.3.5 of the Offer Document), the Transaction Agreement Amendment (as described in section 8.3.6 of the Offer Document) and the Tether Customer Agreement (as described in section 8.3.7 of the Offer Document), as contemplated by the Tether Support Agreement. Moreover, Rumble and Tether entered into an advertising and marketing services agreement (as described in section 8.3.9 of the Offer Document).

3.	General and strategic background for Northern Data of the Exchange Offer

3.1	Overview of Northern Data’s Market

As described in the Offer Document, the market for AI and HPC solutions is a resilient and fast-growing market. The ND Group is a provider of full-stack AI and HPC solutions, leveraging a network of high-density, air and liquid-cooled, GPU-based technology to enable the world’s most innovative companies. Through its Taiga Cloud business, the ND Group operates one of the largest GPU estates for HPC in Europe, while its Ardent Data Centers business has a network of owned and colocation data centers across the globe. Northern Data recently divested its Peak Mining crypto-currency division to sharpen its focus on building large scale AI infrastructure. The development of AI and the adoption of AI use cases by AI-native organizations, enterprises, governments and other end-users is driving the demand for computing power and platform services that facilitate the operation of AI solutions. Based on its vertically integrated HPC infrastructure offering, the ND Group has gained significant experience since 2024 handling AI workloads for AI early-adopters. With increasing adoption of AI solutions by enterprises, governments and other end-users, Northern Data anticipates that its potential customer base will expand to include a range of enterprises and governments using AI technologies. The markets for AI and HPC solutions, as well as the industries in which the ND Group’s target customers operate, are characterized by rapidly changing technologies, evolving industry standards, and frequent new equipment and service introductions. The ND Group faces significant competition from various cloud and/or data center providers, such as CoreWeave, Applied Digital, Nebius, Nscale, Lambda Labs and other emerging AI infrastructure providers. Further, increased focus by large IT operators such as Google, Microsoft, Meta, IBM, Oracle and Amazon on the commercial HPC infrastructure business could lead to intensifying competition.

3.2	Northern Data’s Reasons for the Business Combination

Prior to concluding the Business Combination Agreement, the Management Board and the Supervisory Board diligently examined and discussed in several board meetings the strategic rationale of a combination and the adequacy of the Exchange Offer, supported by the BCA Fairness Opinion (as defined below, see section VIII.2.2 of this Statement) issued by the investment bank Jefferies to the Management Board and the Supervisory Board regarding the Offer Exchange Ratio. The Management Board and the Supervisory Board, in particular, reviewed the potential risks and benefits associated with the Business Combination and the Exchange Offer. To support its evaluation, Northern Data engaged external advisors: (a) Jefferies was commissioned to evaluate the Offer Exchange Ratio and to deliver a fairness opinion to the Management Board and the Supervisory Board on the fairness of the Offer Exchange Ratio to the ND Shareholders from a financial point of view. In the combined Management Board and Supervisory Board meeting on November 9, 2025, Jefferies expressed its opinion, that, as of that date and based upon and subject to the assumptions and limitations set forth in a written fairness opinion, the Offer Exchange Ratio offered to ND Shareholders was fair from a financial point of view – subsequent to the Supervisory Board meeting, Jefferies rendered its opinion in writing. Jefferies has confirmed the statements in the BCA Fairness Opinion (as defined below, see section A.VIII.2.2 of this Statement) in a written fairness opinion issued to the Management Board and the Supervisory Board on April 20, 2026, prior to the publication of this Statement; (b) Latham & Watkins LLP conducted a legal due diligence of Rumble and its group companies, which did not reveal any material red flags or high-risk issues. Gleiss Lutz Hootz Hirsch PartmbB Rechtsanwälte, Steuerberater advised the Management Board, and Ashurst LLP advised the Supervisory Board on German corporate law matters, governance considerations and the Supervisory Board’s duties in connection with the Exchange Offer; and (c) the Supervisory Board received a legal opinion from Ashurst LLP confirming that the decision to approve the entry into the Business Combination Agreement satisfied the requirements of the business judgment rule under German law. The Management Board and the Supervisory Board considered all of these analyses and opinions in connection with their decision to enter into the Business Combination Agreement.

Northern Data’s decision to enter into the Business Combination Agreement was primarily driven by the strategic and financial merits of the proposed transaction. The Management Board and the Supervisory Board considered several factors, including but not limited to the following (which are not necessarily presented in order of their relative importance to Northern Data):

●	the contemplated Business Combination brings together two leading companies and a strategic investor with complementary strengths, resources, assets and areas of expertise. By combining these capabilities, the transaction offers a unique opportunity to create a potential market leader with an enhanced competitive position offering a vertically integrated AI platform that realizes the benefits of owned AI compute infrastructure, proprietary data and a vast user base with a product vision, laying a stronger foundation for long-term success;

●	the Business Combination would improve Northern Data’s positioning in the U.S. market, leveraging the strong positioning and relationships Rumble has in the most sizable addressable market for AI infrastructure;

●	the expected benefits from the expanded partnership and product development opportunities with Tether, including the Tether Customer Agreement providing for a commitment to purchase GPU services and the continued financing support;

●	the terms of the Business Combination Agreement were the result of extensive arm’s-length negotiations between the parties, ensuring a fair and balanced outcome. These negotiations considered the interests of all stakeholders and produced a framework designed to support value creation and sound governance. In this context, the leadership and governance structure of Rumble were also carefully evaluated as integral elements of the combined group’s ability to execute its strategic vision effectively;

●	the Business Combination would offer Northern Data access to Rumble’s financing opportunities, including through Rumble’s Nasdaq listing, improving its access to capital and broader awareness, thereby strengthening Northern Data’s market position with key suppliers, customers and current and future employees, allowing Northern Data to fund additional growth investments;

●	the Business Combination would offer Northern Data the opportunity to realize growth opportunities within its existing data center site portfolio for near-term GPU deployments that would meaningfully improve the weighted average useful life of Northern Data’s GPU estate, offset costs that are being incurred at several under-utilized data center locations and capitalize on the scarcity of available power in the AI infrastructure market. Realizing such growth opportunities without the Business Combination would require significant third-party financing, the availability of which is uncertain. Absent such financing, Northern Data would be forced to take other liquidity measures, such as asset sales, which in turn could adversely affect the ability of Northern Data to achieve the aspired growth;

●	As new Rumble shareholders, ND Shareholders would benefit from accelerated growth and innovation, including new avenues for revenue expansion and operational synergies;

●	the Exchange Offer complies with the terms of the Business Combination Agreement, which was negotiated and reviewed by the Management Board and Supervisory Board at the time, and found to be in the best interests of Northern Data and the ND Shareholders;

●	as the Exchange Offer is structured as a share-for-share exchange, tendering ND Shareholders would have the opportunity to continue to participate in the potential future value creation of the combined pro-forma business, thereby allowing them to benefit from the strategic and financial merits of the Business Combination on a long-term basis;

●	the Management Board and the Supervisory Board regard the Offer Consideration as adequate from a financial perspective. The Fairness Opinions issued by Jefferies to the Management Board and the Supervisory Board considered the Offer Exchange Ratio being fair to the ND Shareholders from a financial point of view; and

●	the adequacy and attractiveness of the Offer Exchange Ratio is further evidenced by the agreement of Tether, Apeiron and the ART Sellers (including Aroosh Thillainathan, a member of the Management Board of Northern Data), who together held ND Shares representing approximately 72% of the share capital of Northern Data as of April 6, 2026, to sell to Rumble all of their ND Shares at the Offer Exchange Ratio (see section VIII.3 of this Statement).

The Management Board and the Supervisory Board weighed these advantages and opportunities against several potentially negative factors in their deliberations concerning the Business Combination Agreement and the transactions contemplated thereby, including:

●	the Offer Exchange Ratio is fixed and will not fluctuate in the event that the market price of Rumble Class A Common Shares decreases relative to the market price of ND Shares prior to completion of the Business Combination;

●	the impact of contingent tax liabilities related to the ongoing Swedish tax investigation on the valuation of Northern Data and the Offer Exchange Ratio;

●	the realization of the anticipated strategic benefits of the Business Combination, including the future product roadmap of the combined business, is subject to significant execution risks and uncertainties, and there can be no assurance that such benefits will materialize as expected; in addition, Rumble has to date not achieved profitability, and the combined business may continue to face challenges in achieving and sustaining profitability, which could adversely affect the value of the consideration received by tendering ND Shareholders; and

●	the long period between signing of the Business Combination Agreement and completion of the Exchange Offer during which market conditions and business developments could materially change.

The Management Board and the Supervisory Board considered all of these factors as a whole and, on balance, concluded that the potential benefits of the Business Combination outweighed the risks and uncertainties of the Business Combination. The foregoing discussion of the information and factors considered by the Management Board and Supervisory Board is not intended to be exhaustive, but rather is meant to include the material factors that the boards considered. Northern Data’s Management Board and Supervisory Board each unanimously came to the conclusion to approve the entry into the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination and the Exchange Offer, in light of the various factors described above and other factors that the members of the Management Board and the Supervisory Board members believed were appropriate.

VI.	Information about the Exchange Offer

1.	Execution of the Exchange Offer

In the following, some selected information from the Exchange Offer is presented which, in the opinion of the Management Board and the Supervisory Board, is relevant for the purposes of this Statement. For further information and details (in particular with regard to the Offer Conditions (as defined below), the Offer Period, the acceptance modalities and the withdrawal rights), ND Shareholders are referred to the information in the Offer Document. The following information merely summarizes the information contained in the Offer Document. The description of the Exchange Offer in this Statement does not purport to be complete. The content and settlement of the Exchange Offer are governed solely by the provisions of the Offer Document. It is the responsibility of each ND Shareholder to take note of the Offer Document, to evaluate it, to draw his own conclusions and to take the measures necessary for him.

2.	Rumble’s stated reasons behind the Exchange Offer

For details on the background of the Exchange Offer and the economic and strategic objectives Rumble pursues therewith, reference is made to section V and section IX.7 of this Statement.

3.	Material terms of the Exchange Offer

3.1	Offer Exchange Ratio

Subject to the terms and conditions set forth in the Offer Document, the Bidder offers to acquire all ND Shares not directly held by the Bidder in exchange for the Offer Consideration of 2.0281 newly issued Rumble Class A Common Shares per 1 ND Share. This Offer Exchange Ratio applies to all ND Shares, including all ancillary rights, in particular the entitlement to profits, existing at the time of settlement of the Exchange Offer.

3.2	Acceptance Period

The period for accepting the Exchange Offer begins upon publication of the Offer Document on April 13, 2026 and is expected to end on May 9, 2026, 6:01 hrs (CEST) (Frankfurt am Main local time) / 00:01 hrs (New York local time).

The Exchange Offer will provide for an initial acceptance period (such initial acceptance period including all extensions of such period but excluding the Additional Acceptance Period described in section 5.3 of the Offer Document and section VI.3.3 of this Statement, the “Acceptance Period”), the duration of which shall be equal to twenty (20) U.S. business days (“U.S. Business Days”) upon the publication of the Offer Document. On May 13, 2026, the Bidder will publish the results of the Exchange Offer on the website www.rumble-offer.com (such date the “Offer Publication Date”). If the Bidder waives, in whole or in part, a Waivable Offer Condition (as defined below) within the last five (5) Banking Days of the Acceptance Period, the Acceptance Period will be extended by five (5) Banking Days. The waiver (whether in whole or in part) is equivalent to the fulfilment of the relevant Offer Condition (as defined below). ND Shareholders who accept the Exchange Offer expressly declare with their acceptance that they are bound by their acceptance declaration even in the event of a waiver, in whole or in part, of one or more Offer Conditions (as defined below) and that they have no right of withdrawal in this case.

3.3	Additional Acceptance Period

ND Shareholders who have not accepted the Exchange Offer during the Acceptance Period may still accept the Exchange Offer within ten (10) U.S. Business Days after the result of the Exchange Offer has been published (the “Additional Acceptance Period” and, together with the Acceptance Period, the “Offer Period”). Subject to an extension of the Acceptance Period and the publication of the results of the Exchange Offer on May 13, 2026, the Additional Acceptance Period is expected to begin on May 15, 2026, and is expected to end on June 1, 2026, at 6:01 hrs (CEST). The Exchange Offer can no longer be accepted after the expiry of the Additional Acceptance Period.

3.4	Stock exchange trading in Tendered ND Shares

As described in the Offer Document, the ND Shares tendered into the Exchange Offer (the “Tendered ND Shares”) are expected to be included to trading on Munich Stock Exchange (Börse München) under ISIN DE000A41YEL8 from the third Banking Day after the start of the Acceptance Period and is expected to be suspended after the close of trading three Banking Days prior to the settlement of the Exchange Offer.

“Banking Day” means any day (other than a Saturday, Sunday or public holiday) on which (i) commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in Frankfurt am Main, Germany, and in New York City, New York, United States of America, and (ii) the Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET2) (or any successor thereto) is operational. For the avoidance of doubt, a day shall not be considered a Banking Day if commercial banks in either Frankfurt am Main or New York City are generally closed for business on such day, whether or not such day is an officially declared public holiday.

Pursuant to the Offer Document, Rumble will immediately publish the date on which trading in Tendered ND Shares on the Munich Stock Exchange (Börse München) is discontinued via an electronically operated information dissemination system or in the German Federal Gazette (Bundesanzeiger). Purchasers of Tendered ND Shares assume all rights and obligations arising from the acceptance of the Exchange Offer, including the irrevocable declarations, instructions, orders, and powers of attorney described above.

ND Shares that are not tendered for exchange will continue to be traded under ISIN DE000A0SMU87. However, Rumble and Northern Data have agreed that after closing the inclusion to trading will no longer be in the interest of Northern Data and hence, such inclusion shall be terminated after closing, to the extent legally permissible. As of the date of the Offer Document, the Bidder and Rumble intend to support, following completion of the Exchange Offer, the Management Board of Northern Data in taking all steps reasonably necessary to terminate the inclusion of the ND Shares in trading on the Regulated Unofficial Market (Freiverkehr) of the Munich Stock Exchange (Börse München) and the Open Market (Freiverkehr) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) and, if applicable, any other stock exchange in each case to the extent possible.

3.5	Official approvals and proceedings

The Business Combination is subject to review and approval by government authorities and other regulatory agencies or authorities, including in jurisdictions outside the United States and Germany. Rumble and Northern Data filed notifications and applications that they determined were necessary under the applicable laws, rules and regulations of the respective authorities, agencies and jurisdictions identified in the Business Combination Agreement and have undertaken to file all post-closing notifications that they determine are necessary as soon as possible after closing has taken place. According to the information provided in the Offer Document, as of the date of the Offer Document, all outstanding regulatory approvals (including investment control clearances or equivalent regulatory approvals) have been received for all jurisdictions, except for the merger control clearance filing with the Competition Regulation Committee of the United Arab Emirates Ministry of Economy pursuant to the Federal Law 36 of 2023 on the Regulation of Competition (the “UAE Filing”).

3.6	Offer Conditions

As set out in section 12 of the Offer Document, the Exchange Offer and the agreements that come into existence with the ND Shareholders as a result of its acceptance will be closed only if the conditions subsequent (auflösende Bedingungen) set forth in section 12.2 of the Offer Document (the “Outstanding Offer Conditions”) (i) have been satisfied within the relevant time periods or (ii) have been validly waived in advance by the Bidder by one Banking Day prior to the expiration of the Offer Period.

Shareholders are therefore advised to carefully read the relevant information in Section 12 of the Offer Document, which specifically stipulates conditions with respect to

(i)	the remaining merger control approval, i.e. the UAE Filing (see section 12.2.1 of the Offer Document),

(ii)	non-occurrence of an insolvency event (see section 12.2.2 of the Offer Document),

(iii)	non-occurrence of a material compliance violation (see section 12.2.3 of the Offer Document),

(iv)	non-occurrence of certain corporate measures (see section 12.2.4 of the Offer Document),

(v)	non-revocation of the approval (Billigungsbescheid) of the Prospectus by BaFin (see section 12.2.5 of the Offer Document),

(vi)	closing of the Tether Support Agreement, the ART Support Agreement and the Apeiron Support Agreement (see section 12.2.6 of the Offer Document),

(vii)	execution of the Shareholder Loan Amendment Agreement (see section 12.2.7 of the Offer Document),

(viii)	fulfillment of certain requirements under U.S. law (see section 12.2.8 of the Offer Document), and

(ix)	non-occurrence of certain other negative events (see section 12.2.9 of the Offer Document).

As of the date of the issuance of this Statement, neither the Management Board nor the Supervisory Board is aware of any circumstances within the Company’s sphere that could result in the non-occurrence of the Offer Conditions set out in sections 12.2.1 to 12.2.9 of the Offer Document.

In section 12.3 of the Offer Document, the Bidder has reserved the right to waive, in whole or in part, one or several or all Offer Conditions except those set out in sections 12.2.1, 12.2.5, 12.2.6, 12.2.7, 12.2.8 and 12.2.9 of the Offer Document. A waiver of the remaining Offer Conditions (i.e., the Offer Conditions set out in sections 12.2.2, 12.2.3 and 12.2.4 of the Offer Document, together the “Waivable Offer Conditions”) is only possible before the respective Offer Condition has ultimately lapsed and therefore, only one Banking Day prior to the end of the Offer Period. In the event Rumble waives, in whole or in part, a Waivable Offer Condition within the last 5 Banking Days before the expiration of the Acceptance Period, the Acceptance Period will be extended by 5 Banking Days. The waiver is equivalent to the fulfilment of the relevant Offer Condition. In the case of a partial waiver, the respective Offer Condition shall be deemed to have been fulfilled only to the extent of such partial waiver. ND Shareholders who accept the Exchange Offer expressly declare with their acceptance that they are bound by their acceptance declaration even in the event of a waiver of one or more Offer Conditions and that they have no right of withdrawal in this case.

Section 12.4 of the Offer Document states that if any of the Offer Conditions set forth in section 12.2 of the Offer Document is not fulfilled by the end of the periods specified in section 12.2 of the Offer Document, or, with respect to the Waivable Offer Conditions only, Rumble has not effectively waived, in whole or in part, the Waivable Offer Conditions by the end of the Banking Day prior to the expiry of the Offer Period and prior to the failure of the respective Offer Condition, the Exchange Offer will not be completed. In this case, the agreements concluded subject to the condition precedent of acceptance of the Exchange Offer will not be executed and will lapse; delivered shares will be returned. Accordingly, the Central Settlement Agent shall immediately, at the latest within five Banking Days after notification of the expiry of the Exchange Offer, arrange for the Tendered ND Shares to be reversed back to ISIN DE000A0SMU87 (as defined in section 13.2 of the Offer Document). The reversal shall be free of costs and fees charged by the Custodian Banks, subject to the restrictions set out in section 15 of the Offer Document.

As set out in section 12.5 of the Offer Document, Rumble will immediately announce on its website at www.rumble-offer.com if (i) Rumble has effectively waived, in whole or in part, an Offer Condition in advance, (ii) all Offer Conditions that Rumble has not effectively waived in advance have been fulfilled, or (iii) the Exchange Offer will not be completed.

3.7	Acceptance and settlement of the Exchange Offer

In section 13 of the Offer Document, the Bidder describes the modalities for acceptance and settlement of the Exchange Offer. ND Shareholders are therefore advised to also carefully read the relevant statements in section 13 of the Offer Document.

4.	Offer Document as authoritative basis

For further information and details on the Exchange Offer (specifically with regard to Acceptance Periods, the modalities of acceptance and execution and the rights of withdrawal under the Exchange Offer), the ND Shareholders are directed to refer to the information set out in sections 5, 13, 15, 16 and 18 of the Offer Document. The above information merely summarizes the information contained in the Offer Document. The Management Board and the Supervisory Board note that the description of the Exchange Offer in this Statement does not purport to be complete and that only the provisions of the Offer Document are authoritative with respect to the content and settlement of the Exchange Offer. Each ND Shareholder is responsible for studying and reviewing the Offer Document and taking any action necessary for it.

VII.	Type and amount of the consideration offered

Subject to the terms and conditions set forth in the Offer Document, the Bidder offers to acquire all ND Shares not directly held by the Bidder in exchange for the Offer Consideration of

2.0281 newly issued Rumble Class A Common Shares per 1 ND Share.

This Offer Exchange Ratio applies to all ND Shares, including all ancillary rights, in particular the entitlement to profits, existing at the time of settlement of the Exchange Offer.

Section 13.3 of the Offer Document states that, if fractional Offer Shares arise as a result of the Offer Exchange Ratio, no shareholder rights can be asserted from this, so that rounding up to full rights (so-called fractional share utilization) is necessary and fractional Offer Shares will only be settled in cash.

As explained in the Offer Document, in this context, the respective Custodian Banks (as defined in section 13.2 of the Offer Document) and, subsequently, if there are any remaining fractional Offer Shares, the Central Settlement Agent will combine the fractional Offer Shares attributable to the allocated Offer Shares into whole Offer Shares and sell them on the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse), on Nasdaq and any other trading venue. The proceeds will then be paid to those ND Shareholders who tendered their respective ND Shares in accordance with the fractional Offer Shares attributable to them. As the market prices of the Offer Shares may fluctuate, the amount of money received by ND Shareholders who have tendered their ND Shares for the sale of fractional Offer Shares may differ from the amount calculated on the basis of the market price of an Offer Share at the time of settlement of the Exchange Offer. The Bidder, Rumble, the Central Settlement Agent, and the Custodian Banks (as defined in section 13.2 of the Offer Document) do not guarantee that a specific price will be achieved through the sale of fractional Offer Shares.

According to the Offer Document, prior to the time of delivery of the Rumble Class A Common Shares in connection with the closing of the Exchange Offer, Rumble will ensure that the Rumble Class A Common Shares are admitted to listing and trading on the Nasdaq (trading in U.S. dollars).

Further, it is explained in sections 9.6.1 and 14 of the Offer Document that Rumble Class A Common Shares have been included to trading on the Open Market (Freiverkehr) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) with simultaneous inclusion in the Quotation Board thereof upon application by a specialist and without any involvement of, or action by, Rumble and that Rumble does not currently intend to cause or procure the termination of the inclusion of the Rumble Class A Common Shares on the Open Market (Freiverkehr) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse). It further states that, as the Offer Shares constitute additional Rumble Class A Common Shares, they will, upon issuance and listing on Nasdaq, be included to trading in the Open Market (Freiverkehr) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) with simultaneous inclusion in the Quotation Board thereof.

In the opinion of the Management Board and the Supervisory Board, Offer Shares will be subject to a functioning stock trading with a substantial free float and appropriate trading activities and volumes. The Offer Shares will be fully exchangeable with the currently issued Rumble Class A Common Shares.

VIII.	Assessment of the adequacy of the consideration offered

The Management Board and the Supervisory Board of the Company have carefully and intensively analyzed and evaluated the adequacy of the Offer Consideration from a financial perspective.

1.	No Statutory Minimum Offer Consideration

Statutory law does not prescribe a minimum consideration for the determination of the consideration for the Exchange Offer.

2.	Fairness Opinions

In connection with the evaluation of the Business Combination, both Rumble and Northern Data obtained fairness opinions from their respective financial advisors.

2.1	Fairness Opinion obtained by Rumble from its financial advisor

Section 10.2.1 of the Offer Document states the following with respect to the fairness opinion obtained by Rumble from its financial advisor:

Rumble retained Guggenheim Securities, LLC (“Guggenheim Securities”) as its financial advisor in connection with the Business Combination, which is an internationally recognized investment banking, financial advisory and securities firm whose senior professionals have substantial experience advising companies in, among other industries, the enterprise AI sector. At meeting of the Rumble Board on November 9, 2025, Guggenheim Securities rendered an oral opinion, which was confirmed by delivery of a written opinion, to the Rumble Board to the effect that, as of November 9, 2025, and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the Offer Exchange Ratio was fair, from a financial point of view, to Rumble. The full text of Guggenheim Securities’ written opinion is attached to the registration statement on Form S-4, which Rumble filed with the SEC, as Annex N.

2.2	Fairness opinions obtained by Northern Data from its financial advisor

Northern Data commissioned Jefferies, an internationally recognized full-service investment banking and capital markets firm, to evaluate the fairness of the Offer Exchange Ratio and to deliver a fairness opinion on the adequacy of the Offer Exchange Ratio.

In a combined Management Board and Supervisory Board meeting held on November 9, 2025, Jefferies expressed its opinion, that, as of that date and based upon and subject to the assumptions and limitations set forth in a written fairness opinion, the Offer Exchange Ratio offered to ND Shareholders was fair, from a financial point of view. Subsequent to that meeting, Jefferies rendered its opinion to the Management Board and the Supervisory Board in writing. The opinion letter is attached to this Statement as Annex 1 (the “BCA Fairness Opinion”).

On April 20, 2026, Jefferies issued its written opinion, rendering to the Management Board and the Supervisory Board that as of that date and based upon and subject to the assumptions and limitations set forth in such second written fairness opinion to the Management Board and the Supervisory Board, which is attached to this Statement as Annex 2 (the “Offer Fairness Opinion” and, together with the BCA Fairness Opinion, the “Fairness Opinions”), the Offer Exchange Ratio offered to ND Shareholders is still fair, from a financial point of view.

3.	Support by key shareholders and management of Northern Data

In the opinion of the Management Board and the Supervisory Board, the adequacy of the Offer Exchange Ratio is further evidenced by the support of key ND Shareholders and Northern Data’s management. Tether, Apeiron and the ART Sellers (including Aroosh Thillainathan, a member of the Management Board of Northern Data), who together held ND Shares representing approximately 72% of the share capital of Northern Data as of April 6, 2026, have each entered into Transaction Support Agreements with Rumble pursuant to which they have agreed to sell all of their ND Shares at the Offer Exchange Ratio (see section III.4. and sections V.2.1 through V.2.3 of this Statement).

Members of the Management Board and members of the Supervisory Board who hold shares in the Company intend to accept the Exchange Offer.

4.	No further valuation methods

No valuation methods have been employed by the Management Board and the Supervisory Board other than those presented in this Statement.

5.	Evaluation of the Offer Consideration by the Management Board and the Supervisory Board

The Management Board and the Supervisory Board have carefully and intensively analyzed and evaluated the adequacy of the Offer Exchange Ratio. In doing so, the Management Board and the Supervisory Board took note of the information contained in the Fairness Opinions.

The Management Board and the Supervisory Board regard the Offer Consideration as fair, adequate and attractive.

The Management Board and the Supervisory Board neither provide any assessment of a capitalized earnings value (Ertragswert) of Northern Data in accordance with the IDW S 1 valuation standard, nor of whether a higher or lower amount than the undiscounted total value or the Offer Consideration would have to be determined or will be determined in future as part of a legally prescribed adequate compensation (“Severance Payment”), for example in connection with a possible squeeze out of minority ND Shareholders or a possible conversion measure. Severance Payments are calculated on the basis of the enterprise value of Northern Data at a future date and are subject to control by the courts in the course of appraisal rights proceedings (Spruchverfahren). In this respect, it also has to be taken into consideration that in the course of judicial proceedings, an appraisal based upon other methods of valuation could possibly result in a higher or lower value.

Against this background, the Management Board and the Supervisory Board expressly point out that ND Shareholders who have already tendered, or will tender, their ND Shares for exchange will have no claim to payment of the difference between the Offer Consideration and the Severance Payment should the Severance Payment in fact exceed the Offer Consideration.

IX.	Intentions of the Bidder and Rumble

In section 9 of the Offer Document, the Bidder describes its and Rumble’s intentions at the time of the publication of the Offer Document with regard to Northern Data’s (i) future business activities, assets and future obligations, (ii) registered office and location of essential parts of the business operations, (iii) employees, employee representative bodies and terms of employment, (iv) Management Board and Supervisory Board and (v) dividend policy as well as (vi) post-completion reorganizational measures (Strukturmaßnahmen) at Northern Data and (vii) the future Business activities of Rumble. As stated in the Offer Document, the intentions of the Bidder described in the Offer Document are the shared intentions of the Bidder and Rumble.

1.	The Bidder’s and Rumble’s intentions regarding Northern Data’s business activities, assets and future obligations

As stated in section 9.1 of the Offer Document, the Bidder and Rumble intend to support Northern Data and in particular its management in pursuing the economic and strategic objectives of Northern Data.

Moreover, according to the Offer Document, the Bidder and Rumble intend to increase the efficiency of Northern Data’s operations and capital structure and to pursue organic and inorganic growth opportunities. They plan to discuss and review potential M&A targets to accelerate Northern Data’s inorganic growth, which could include expansion into new markets (geographical or product-related) and/or consolidation of existing markets. They also assume that Northern Data’s risk profile will change in line with the intended growth strategy.

The Management Board and the Supervisory Board welcome the support of the Bidder and Rumble of Northern Data’s management in pursuing the economic and strategic objectives of Northern Data including the Bidder’s and Rumble’s intentions to increase Northern Data’s operations and capital structure and to pursue organic and inorganic growth opportunities and plans to discuss and review potential M&A targets to accelerate Northern Data’s inorganic growth, which could include expansion into new markets (geographical or product-related) and/or consolidation of existing markets, recognizing that adequate financial resources for pursuing its economic and strategic objectives, increasing operations and capital structure to pursue growth opportunities and an expansion into new markets might not be available to Northern Data in the future should the Business Combination not be completed. The Management Board and the Supervisory Board share the view that Northern Data’s risk profile may change in line with their intended growth strategy.

2.	The Bidder’s and Rumble’s intentions regarding Northern Data’s registered office, location of essential parts of the business operations or corporate name

As stated in section 9.2 of the Offer Document, the Bidder and Rumble have no immediate plans to relocate the registered office or the administrative headquarters of Northern Data from Frankfurt am Main, Germany, to another location. Further, they also have no immediate plans to make any changes with respect to the location of significant parts of the business operations. The Bidder and Rumble have no immediate plans to change the company name of Northern Data.

The Management Board and the Supervisory Board welcome the above intentions of the Bidder and Rumble.

3.	The Bidder’s and Rumble’s intentions regarding Northern Data’s employees, employee representative bodies and terms of employment

In section 9.3 of the Offer Document, the Bidder and Rumble acknowledge that ND Group’s skilled and dedicated workforce and its high competence and strong commitment are the foundation for the future success of ND Group. According to the Offer Document, the Bidder and Rumble intend to engage in a constructive dialogue with all of ND Group’s employees and to support ND Group in pursuing a successful transition after the closing of the Exchange Offer, maintaining and developing an attractive and competitive framework to retain an excellent global employee base and to continue efforts to attract and develop talent.

Further, pursuant to section 9.3 of the Offer Document, the Bidder and Rumble undertake that after the closing of the Exchange Offer, the Bidder and Rumble will seek to: maintain employment conditions of ND Group in the ordinary course of business materially consistent with past practice; not to cause ND Group to take, or initiate, any action aimed at the amendment or termination of existing shop agreements (Betriebsvereinbarungen), collective bargaining agreements (Tarifverträge) or similar agreements, in particular relating to work conditions of ND Group employees; respect the rights of the employees of ND Group under applicable laws, regulations, arrangements and agreements; maintain for calendar years 2025 and 2026 the existing performance evaluation system of ND Group, with current ND Group management remaining solely responsible for the individual performance evaluations for 2025, and members of current ND Group management remaining involved in the individual performance evaluations for 2026; not to terminate current ND Group employees prior to December 31, 2026 without consultation with the current ND Group management; and not to cause any member of ND Group to initiate any action aimed at a change of the employer’s collective bargaining jurisdiction (Tarifzuständigkeit auf Arbeitgeberseite).

The Management Board and the Supervisory Board welcome the above intentions of the Bidder and Rumble.

4.	The Bidder’s and Rumble’s intentions regarding the Management Board and the Supervisory Board

As set forth in section 9.4 of the Offer Document, the Bidder and Rumble intend to constructively cooperate with Northern Data’s Management Board and the extended management team following the closing of the Business Combination. Moreover, in furtherance of the foregoing, as agreed by Rumble and Northern Data in the Business Combination Agreement, absent a squeeze out, Northern Data’s Management Board shall continue to manage Northern Data independently and exclusively in their own responsibility pursuant to and within the framework of the applicable German law.

Further, Rumble and Northern Data agreed in the Business Combination Agreement, Northern Data’s Supervisory Board shall, absent a squeeze out, continue to consist of three members. Moreover, as already expressed in the Business Combination Agreement, Rumble intends to be represented on the Supervisory Board initially in a manner appropriately reflecting its shareholding following the closing of the Business Combination.

The Management Board and the Supervisory Board welcome the Bidder’s and Rumble’s intention to constructively cooperate with Northern Data’s Management Board and the extended management team following the closing of the Business Combination as well as Northern Data’s Management Board continuing to manage Northern Data independently and exclusively in their own responsibility pursuant to and within the framework of the applicable German law.

The Management Board and the Supervisory Board also welcome that, absent a squeeze out, Northern Data’s Supervisory Board shall continue to consist of three members. Moreover, in the opinion of the Management Board and the Supervisory Board, it is in the legitimate interests of Rumble as well as consistent with the rules of good corporate governance, if Rumble seeks to be represented on the Supervisory Board in a manner appropriately reflecting its shareholding following the closing of the Business Combination.

5.	The Bidder’s and Rumble’s intentions regarding Northern Data’s dividend policy

Pursuant to section 9.5 of the Offer Document, as of the date of the Offer Document, it is expected that, following the closing of the Exchange Offer, Northern Data intends to retain all available funds and any future earnings to support its operations and to finance the growth and development of its business, and there are no plans to declare the payment of dividends in the foreseeable future.

As further explained in the Offer Document, any determination to pay dividends will be made in accordance with applicable laws, and will depend upon, among other factors, its results of operations, financial condition, contractual restrictions and capital requirements, and Northern Data’s future ability to pay dividends may be limited by the terms of any existing and future debt or preferred securities.

Moreover, as stated in the Offer Document, ND Shareholders should note that Northern Data will become an indirect subsidiary of Rumble following the Business Combination and that Rumble is not expected to pay dividends for the foreseeable future because Rumble intends to reinvest available capital into growth opportunities, including the continued development of Northern Data’s data center infrastructure and the expansion of Rumble’s cloud services business. Any future dividends from Rumble, if declared, would be at the discretion of Rumble’s board of directors and subject to applicable legal requirements and financial considerations.

6.	The Bidder’s and Rumble’s intentions regarding post-completion reorganizational measures (Strukturmaßnahmen) at Northern Data

6.1	Delisting

In the Business Combination Agreement, Rumble and Northern Data agreed that the inclusion of ND Shares to trading on the Regulated Unofficial Market (Freiverkehr) of the Munich Stock Exchange (Börse München) and the Open Market (Freiverkehr) of Frankfurt Stock Exchange (Frankfurter Wertpapierbörse), and, if applicable, any other stock exchange, at the request of the Company after closing of the Exchange Offer will no longer be in the interest of the Company, and therefore agreed that such inclusion shall be terminated after closing of the Exchange Offer, to the extent legally permissible. Moreover, the Company, subject to the fiduciary duties of the Management Board and the Supervisory Board, agreed to assist in a delisting of the ND Shares by taking all steps reasonably necessary for achieving such delisting as soon as reasonably practicable upon Rumble’s request.

As set out in section 9.6.1 of the Offer Document, the Bidder and Rumble are of the opinion that, after the closing of the Exchange Offer, the inclusion of ND Shares to trading on the Open Market (Freiverkehr) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) (including via the Xetra trading platform) and the Regulated Unofficial Market (Freiverkehr) of the Munich Stock Exchange (Börse München) as well as the Berlin Stock Exchange (Börse Berlin), the Düsseldorf Stock Exchange (Börse Düsseldorf), the Hamburg Stock Exchange (Börse Hamburg), the Hanover Stock Exchange (Börse Hannover) and Tradegate Exchange, and, if applicable, any other stock exchange or trading venue, will no longer be in the interest of Northern Data.

As of the date of the Offer Document, the Bidder and Rumble intend, following completion of the Exchange Offer, to seek the termination of the inclusion of the ND Shares in trading on the Regulated Unofficial Market (Freiverkehr) of the Munich Stock Exchange (Börse München) and the Open Market (Freiverkehr) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) and, if applicable, any other stock exchange (section 13.7 of the Offer Document). Accordingly, they intend to support the Management Board in taking all steps reasonably necessary to terminate the inclusion of the ND Shares in trading on the aforementioned trading venues, in each case to the extent possible (section 9.6.1 of the Offer Document).

ND Shareholders who do not tender their shares should be aware that the delisting will likely result in a significant reduction in liquidity and price transparency for ND Shares, and they may not be able to sell their shares following the delisting.

As also explained in the Offer Document, a separate delisting offer will not be required for this as section 39 para. 2 to 6 of the German Stock Exchange Act (Börsengesetz – “BörsG”) applies only to the revocation of an admission to trading on a regulated market (regulierter Markt) or, in conjunction with section 48a para. 1b BörsG, to the revocation of an inclusion in a SME growth market (KMU-Wachstumsmarkt). Since the ND Shares are included in the Regulated Unofficial Market (Freiverkehr) of the aforementioned trading venues and, therefore, neither admitted to trading on a regulated market (regulierter Markt) nor included in a SME growth market (KMU-Wachstumsmarkt), the termination of their inclusion does not trigger a delisting acquisition offer requirement.

According to the Offer Document, prior to the time of delivery of the Rumble Class A Common Shares in connection with the closing of the Exchange Offer, Rumble will ensure that the Rumble Class A Common Shares are admitted to listing and trading on the Nasdaq (trading in U.S. dollars).

Further, it is explained that Rumble Class A Common Shares have been included to trading in the Open Market (Freiverkehr) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) with simultaneous inclusion in the Quotation Board thereof upon application by a specialist and without any involvement of, or action by, Rumble and that Rumble does not currently intend to cause or procure the termination of the inclusion of the Rumble Class A Common Shares in the Open Market (Freiverkehr) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse). It further states in section 14 of the Offer Document that, as the Offer Shares constitute additional Rumble Class A Common Shares, they will, upon issuance and listing on Nasdaq, be included to trading on the Open Market (Freiverkehr) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) with simultaneous inclusion in the Quotation Board thereof.

The Management Board and the Supervisory Board acknowledge the Bidder’s and Rumble’s assessment and consider the timely termination of the inclusion of the ND Shares in trading on the aforementioned trading venues to be in the interest of the Company. The Management Board and the Supervisory Board are prepared to take the steps necessary on their part to facilitate such termination. Moreover, they welcome Rumble’s intention to ensure that the Rumble Class A Common Shares are admitted to listing and trading on the Nasdaq and not to cause or procure the termination of the inclusion of the Rumble Class A Common Shares in the Open Market (Freiverkehr) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) as it facilitates the disposal, and realization of the intrinsic value, of the Rumble Class A Common Shares received by the ND Shareholders who tender their ND Shares into the Exchange Offer.

6.2	Squeeze out

Pursuant to section 9.6.2 of the Offer Document, if the Bidder reaches the necessary thresholds after the settlement of the Exchange Offer, the Bidder will, subject to the terms and conditions of the Business Combination Agreement, consider commencing a squeeze out of the remaining ND Shareholders, or a squeeze out transaction, which may be effected in the following way:

(i)	if at any time after the closing of the Exchange Offer, the Bidder directly holds ND Shares corresponding to 90% or more of Northern Data’s share capital pursuant to section 62 para. 5 of the German Transformation Act (Umwandlungsgesetz – “UmwG”), but less than 95% of Northern Data’s share capital pursuant to sections 327a para. 2, 16 para. 2, para. 4 AktG, the Bidder may, in its sole discretion, consider carrying out a squeeze out of minority ND Shareholders by merging Northern Data into the Bidder pursuant to section 62 UmwG in conjunction with section 327a et seqq. AktG (squeeze out under German transformation law (umwandlungsrechtlicher Squeeze out)); or

(ii)	if at any time after the closing of the Exchange Offer, the Bidder directly holds ND Shares corresponding to 95% or more of Northern Data’s share capital pursuant to sections 327a para. 2, 16 para. 2, para. 4 AktG, the Bidder may, in its sole discretion, consider carrying out a squeeze out of minority shareholders pursuant to sections 327a et seqq. AktG (squeeze out under German stock corporation law (aktienrechtlicher Squeeze out)).

In the Business Combination Agreement, Northern Data agreed to, subject to the fiduciary duties of its Management Board and Supervisory Board, assist in any squeeze out in accordance with the terms and conditions of the Business Combination Agreement by taking all steps reasonably necessary for achieving such squeeze out as soon as possible upon the Bidder’s request.

The Management Board and the Supervisory Board are of the opinion that it is in the legitimate interests of the Bidder or Rumble, respectively, if they intend to or implement one of the above described squeeze out transactions.

6.3	Domination and/or profit and loss transfer agreement

In the Business Combination Agreement, Rumble undertook to not enter into a domination and profit and loss transfer agreement (“DPLTA”) with the Company for a period of at least three (3) years after the closing of the Exchange Offer.

The Management Board and the Supervisory Board welcome Rumble’s commitment, and Rumble’s and the Bidder’s undertaking not to enter into a DPLTA with the Company for a period of at least three (3) years following the completion of the Exchange Offer.

6.4	Corporate Reorganization within Rumble Group

In the Offer Document, Rumble reserves the right to carry out a corporate reorganization after settlement of the Exchange Offer, after which Rumble itself or any of its direct or indirect subsidiaries, rather than the Bidder, will hold the Tendered ND Shares, making Northern Data a direct or indirect subsidiary of Rumble, as set out below.

To this end, the Offer Document explains that, in such case, Rumble or any of its direct or indirect subsidiaries will carry out the squeeze out, and all descriptions in section 9.6.2 of the Offer Document (cf. section 0.6.2 of this Statement) refer to Rumble and not to the Bidder. In addition, pursuant to the Offer Document, Rumble reserves the right to undertake certain internal restructuring measures to simplify and to achieve a more efficient corporate structure of Northern Data and its subsidiaries following the settlement of the Exchange Offer.

The Management Board and the Supervisory Board are of the opinion that it is in the legitimate interests of Rumble to implement a corporate reorganization after settlement of the Exchange Offer as described above.

7.	The intentions regarding the business activities of Rumble

In section 8.1 of the Offer Document, the Bidder describes Rumble’s reasons for the Exchange Offer:

●	Rumble assumes that the Business Combination will provide it with immediate scale in the cloud and data center business, including the opportunity to build a full-stack cloud platform – from power to GPUs-as-a-service and beyond – backed by a mission to support a free and open internet. Through the Business Combination, Rumble will acquire one of the largest GPU fleets for HPC in Europe, with 22.4K NVIDIA GPUs, including 20.4K Nvidia H100s and 2K Nvidia H200s, access to a globally distributed network of data center locations and several strategically co-located sites, and the acquisition of four owned data center locations anchored by Northern Data’s site in Maysville, Georgia, which, upon completion, is anticipated to deliver up to 180MW of capacity.

●	Rumble believes that the Business Combination will allow it to significantly expand its international footprint with Northern Data’s prominent presence in Europe, including data center operations in Sweden, Norway, Portugal, the Netherlands, and the United Kingdom, as well as corporate locations in Germany, in addition to a growing presence in the United States. By combining Northern Data’s ownership of one of the largest GPU clusters for HPC in Europe with Rumble’s strong U.S. brand position, the Business Combination is expected to open up significant opportunities for the combined group, including investing in European data capacities, expanding globally, and strengthening investment in the United States to penetrate the AI market worldwide.

●	Moreover, Rumble expects to leverage its partnership with Tether, which, through the Tether Customer Agreement, has committed to purchase up to USD 150 million of GPU services over a two-year period following the closing. The Business Combination is expected to accelerate Rumble’s creator, video and advertising AI innovation, with a scaled GPU estate and new AI competencies. The Business Combination will enable Rumble to immediately pursue a go-to-market strategy, including by leveraging its existing and newly acquired government and corporate relationships.

●	Rumble intends to bring together two leading companies with complementary strengths and expertise and offers a unique opportunity to enhance the combined company’s position in the market for the delivery of fully vertically integrated AI infrastructure. Rumble intends to continue and further develop Northern Data’s core business activities in high-performance computing and data center operations.

●	Rumble acknowledges that Northern Data is a provider of full-stack AI and HPC solutions, leveraging a network of high-density, liquid-cooled GPU-based technology to enable the world’s most innovative companies. Through its Taiga Cloud business, Northern Data operates one of the largest GPU estates for HPC in Europe, while its Ardent Data Centers business has a network of owned and colocation data centers across the globe. Rumble intends to leverage these existing capabilities and continue the ongoing development and expansion of Northern Data’s data center infrastructure.

●	Further, the Offer Document states that the success of the Business Combination will depend, in part, on Rumble’s and Northern Data’s ability to retain the talents and dedication of key employees, including key decision-makers, currently employed by Rumble and Northern Data. Rumble is aware that Northern Data’s employees may experience uncertainty regarding their roles after the Business Combination and that uncertainty could affect Northern Data’s ability to retain, recruit and motivate key personnel. Rumble intends to work constructively to retain key employees and maintain effective operations.

●	Moreover, pursuant to the Offer Document, after the closing of the Exchange Offer, Rumble will be positioned to benefit from operational synergies arising from the integration, including the expansion of Rumble’s cloud infrastructure capabilities and the leveraging of Northern Data’s European footprint.

The Management Board and the Supervisory Board share Rumble’s assessment of the mutual benefits, business opportunities and synergies arising from the Business Combination and welcome Rumble’s plans regarding the future business and business development of Rumble as well as of Northern Data as future part of the Rumble Group.

X.	Implications of the Exchange Offer for ND Shareholders

The following information is intended to provide ND Shareholders a point of reference for assessing the implications of accepting or rejecting the Exchange Offer.

The aspects listed below do not claim to be exhaustive. It is the responsibility of each ND Shareholder to assess the implications of accepting or rejecting the Exchange Offer themselves. The Management Board and the Supervisory Board advise the ND Shareholders to seek professional guidance in this matter if necessary.

The Management Board and the Supervisory Board note that they do not and cannot assess whether ND Shareholders may potentially suffer unfavorable tax consequences (specifically a potential tax liability for capital gains) or forfeit tax benefits as a result of accepting or rejecting the Exchange Offer. The Management Board and the Supervisory Board recommend that ND Shareholders, before reaching a decision whether to accept or reject the Exchange Offer, should seek tax advice which takes into consideration the personal situation of the relevant shareholder.

1.	Potential consequences for shareholders who accept the Exchange Offer

In consideration of the above explanations, all ND Shareholders intending to accept the Exchange Offer should take note of the following points:

●	ND Shareholders who accept, or have accepted, the Exchange Offer will no longer benefit directly from any positive development of the ND Share stock exchange price or any positive business development of Northern Data, but only indirectly via their investment in Rumble. In addition, they will not benefit from Severance Payments offered in connection with any structural measures (for example the conclusion of a DPLTA, or a squeeze out of minority ND Shareholders), even if these should be higher than the Offer Consideration.

●	ND Shareholders who tender or have tendered their ND Shares into the Exchange Offer bear the risk on implementation of the Exchange Offer that the business activity and/or stock exchange price of Rumble may develop negatively. In particular, it is possible that the benefits, business opportunities and synergies expected by the Bidder and Rumble may not be achieved, cannot be achieved in full, or can only be achieved with delay.

●	In the event of a successful Exchange Offer, ND Shareholders who accept the Exchange Offer shall receive as Offer Consideration shares of a Delaware corporation incorporated under and governed by the laws of the State of Delaware, United States. The rights connected with these Offer Shares may differ in certain aspects from the rights connected with ND Shares. For further details see also section “Comparison if Rights of Rumble Stockholders and Northern Data Shareholders” in the Form S-4.

●	The settlement of the Exchange Offer and the agreements that come into existence with the ND Shareholders as a result of its acceptance are still subject to the satisfaction of the Offer Conditions. Should one of the Offer Conditions not have been satisfied within the relevant time period, the Exchange Offer will not be closed. This can have a negative impact on the stock exchange price of the Tendered ND Shares. As stated in section 16 of the Offer Document, there is no right of withdrawal under the Exchange Offer.

●	Further information on the risk factors connected with holding shares of Rumble Class A Common Shares are detailed in section 1 (Risk Factors) of the Prospectus.

2.	Potential consequences for shareholders who do not accept the Exchange Offer

ND Shareholders who do not accept the Exchange Offer will remain ND Shareholders unless they otherwise sell their ND Shares. They could then lose their shareholder position if a squeeze out is carried out at a later date (see also section IX.6.2 of this Statement). However, this would either require the Bidder (or another majority shareholder) to hold at least 95% of the share capital in the Company or a shareholding of the Bidder or another majority shareholder (in the legal form of a German stock corporation (Aktiengesellschaft), a partnership limited by shares (Kommanditgesellschaft auf Aktien) or a European stock corporation (Societas Europaea (SE)) in the Company of at least 90% combined with a merger into the Bidder or such other majority shareholder.

According to section 9.6.2 of the Offer Document, if the Bidder reaches the necessary thresholds after the settlement of the Exchange Offer, the Bidder will, subject to the terms and conditions of the Business Combination Agreement, consider commencing a squeeze out under German stock corporation law (aktienrechtlicher Squeeze out) or a squeeze out under German transformation law (umwandlungsrechtlicher Squeeze out).

ND Shareholders who do not wish to accept the Exchange Offer should consider in particular the intentions of the Bidder, as explained in section IX of this Statement, as well as the aspects described in more detail below:

●	ND Shares for which the Exchange Offer is not accepted will, for the time being, continue to be traded, inter alia, on the Regulated Unofficial Market (Freiverkehr) of the Munich Stock Exchange (Börse München) and the Open Market (Freiverkehr) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) (see section IX.6.1 of this Statement). However, the current market price of the ND Shares may be influenced by the Exchange Offer. It is therefore uncertain whether the price of the ND Shares will remain at the previous level after the Exchange Offer has been settled, or whether it will fall or rise.

The settlement of the Exchange Offer (including the prior settlement of the share purchases agreed upon in the Tether Support Agreement, ART Support Agreement and the Apeiron Support Agreement – see section III.4 of this Statement) will lead to a reduction in the free float of ND Shares. Against this background, it is to be expected that after the Exchange Offer has been settled, supply and demand for ND Shares will fall below the current level and that this will lead to a decline in the liquidity of ND Shares. Lower liquidity of ND Shares could lead to greater price fluctuations of ND Shares than in the past. In addition, buy and sell orders for ND Shares may no longer be executed at short notice or at all.

●	As stated in section 13.7 of the Offer Document, the Bidder and Rumble intend to support, following completion of the Exchange Offer, the Management Board in taking all steps reasonably necessary to terminate the inclusion of the ND Shares in trading on the Regulated Unofficial Market (Freiverkehr) of the Munich Stock Exchange (Börse München) and the Open Market (Freiverkehr) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) and, if applicable, any other stock exchange.

A separate delisting offer will not be required for this as section 39 para. 2 to 6 BörsG applies only to the revocation of an admission to trading on a regulated market (regulierter Markt) or, in conjunction with section 48a para. 1b BörsG, to the revocation of an inclusion in a SME growth market (KMU-Wachstumsmarkt). As the ND Shares are only included to trading on the Regulated Unofficial Market (Freiverkehr) of the aforementioned trading venues and, therefore, neither admitted to trading on a regulated market (regulierter Markt) nor included in a SME growth market (KMU-Wachstumsmarkt), the termination of their inclusion does not trigger a delisting acquisition offer requirement.

In the event of such delisting, ND Shareholders would no longer benefit from the reporting obligations under Regulation (EU) No 596/2014 of the European Parliament and of the Council (Market Abuse Regulation – MAR) and the increased reporting obligations of the m:access segment of the Munich Stock Exchange (Börse München).

ND Shareholders who do not tender their shares should also be aware that the delisting will likely result in a significant reduction in liquidity and price transparency for ND Shares, and they may not be able to sell their shares following the delisting.

●	In section 9.6.2 of the Offer Document, the Bidder states that, if it reaches the necessary thresholds after the settlement of the Exchange Offer, the Bidder will, subject to the terms and conditions of the Business Combination Agreement, consider commencing a squeeze out under German stock corporation law (aktienrechtlicher Squeeze out) or a squeeze out under German transformation law (umwandlungsrechtlicher Squeeze out).

If the Bidder holds at least 95% of the share capital of the Company after settlement of the Exchange Offer, the Bidder could demand and procure that the general meeting of the Company resolves to transfer the ND Shares in exchange for an appropriate cash compensation pursuant to section 327a et seqq. AktG (squeeze out under stock corporation law (aktienrechtlicher Squeeze out)).

If the Bidder holds at least 90% of the share capital of the Company after settlement of the Offer, the Bidder could demand a transfer of the ND Shares held by the remaining ND Shareholders pursuant to sections 62(5) UmwG, 327a et seqq. AktG (squeeze out under transformation law (umwandlungsrechtlicher Squeeze out).) in connection with a merger of the Company into the Bidder, if the general meeting of the Company resolves to transfer the ND Shares held by the remaining ND Shareholders to the Bidder as majority shareholder against payment of an adequate cash compensation.

The cash compensation is determined in each case on the basis of a company valuation. As a rule, these compensation payments are based on the total enterprise value. The appropriateness of the amount of cash compensation payable in the event of a squeeze out under stock corporation law or transformation law can be reviewed by the courts in appraisal proceedings (Spruchverfahren). The amount of the appropriate cash compensation could be equal to the Offer Consideration, but could also be lower or higher.

●	Following a successful settlement of the Exchange Offer, the Bidder could have the required qualified majority to bring about resolutions on certain structural measures. In the case of a number of these measures, inter alia, amendments of the articles of association (including a change of legal form), capital increases, the exclusion of the subscription rights of the then existing ND Shareholders in case of capital increases and dissolutions (including a so-called “transferring dissolution”), ND Shareholders do not necessarily have to be offered any compensation whatsoever. It cannot be ruled out that such measures could have an adverse effect on the share price or the value of the ND Shares derived arithmetically from the corporation value. Pursuant to section 9.6.4 of the Offer Document, Rumble reserves the right to undertake certain internal restructuring measures to simplify and to achieve a more efficient corporate structure of Northern Data and its subsidiaries following the settlement of the Exchange Offer. Moreover, pursuant to section 9.6.4 of the Offer Document, Rumble reserves the right to carry out a corporate reorganization after settlement of the Exchange Offer, after which Rumble itself or any of its direct or indirect subsidiaries, rather than the Bidder, will hold the Tendered ND Shares, in which case Rumble or any of its direct or indirect subsidiaries will carry out the squeeze out, and all descriptions in section 9.6.2 of the Offer Document would refer to Rumble and not to the Bidder.

Rumble has, however, undertaken in the Business Combination Agreement not to enter into a DPLTA with the Company for a period of at least three years after closing of the Exchange Offer.

●	Upon settlement of the Exchange Offer, the Bidder will be able to decide alone on the appropriation of net retained profits at the general meeting. It is therefore not possible at the present to prognosticate Northern Data’s future distribution policy. However, pursuant to section 9.5 of the Offer Document, the Bidder and Rumble expect that Northern Data intends to retain all available funds and any future earnings to support its operations and to finance the growth and development of its business, and there are no plans to declare the payment of dividends in the foreseeable future. However, the Management Board and the Supervisory Board in this respect also refer to the provisions of section 254 AktG regarding the minimum dividend.

●	Northern Data’s obligation to repay the Existing ND Loan will remain unchanged, with the Existing ND Loan continuing to be outstanding between Northern Data and Rumble ND HoldCo following the closing of the Exchange Offer.

XI.	Interests of the members of the Management Board and the Supervisory Board

1.	Interests of the members of the Management Board

The Management Board currently consists of Aroosh Thillainathan (CEO) and John Hoffman (Co-CEO).

At the time of the publication of this Statement, Aroosh Thillainathan indirectly holds 744,150 ND Shares via his investment company ART Holding GmbH. Apart from that, he neither directly nor indirectly holds any ND Shares. In addition, Aroosh Thillainathan, under Northern Data’s stock option programs, holds options on a total of 1,519,523 ND Shares of which stock options for 1,115,097 ND Shares are already vested but not exercisable yet due to applicable waiting periods.

At the time of the publication of this Statement, John Hoffman neither directly nor indirectly holds ND Shares but under Northern Data’s stock option programs holds options to purchase 250,000 ND Shares at a strike price of EUR 39.00 per share, which have not vested yet.

If a squeeze out transaction is completed, all Northern Data stock options will be cashed out in accordance with their terms to the extent the unweighted arithmetic mean of the price per Northern Data Share during the last five trading days prior to the announcement of the completion of any potential squeeze out transaction exceeds the strike price for the applicable stock options. Furthermore, following the settlement of the Exchange Offer, any holders of Northern Data stock options that are exercisable in accordance with their terms at such time, or that become exercisable thereafter, will be, or upon exercisability of such stock options will become, entitled to request a cash settlement of such stock options in lieu of the delivery of ND Shares, with such cash compensation being the difference between the applicable strike price and the unweighted arithmetic mean of the price per ND Share during the last ten trading days prior to settlement of the Exchange Offer. The strike prices of the outstanding Northern Data stock options range between EUR 14.12 and EUR 58.54.

The members of the Management Board have not been granted or offered any cash payments or benefits in kind in connection with the Exchange Offer by the Bidder, Rumble or any Affiliate. This excludes the payment of the Offer Consideration to Aroosh Thillainathan, who, concurrently with the execution and delivery of the Business Combination Agreement, agreed to sell the 744,150 ND Shares held by his investment company ART Holding GmbH in exchange for new Rumble Class A Common Shares at the Offer Exchange Ratio.

2.	Interests of the members of the Supervisory Board

The Supervisory Board currently consists of Dr. Tom Schorling (chairman), Bertram Pachaly and Dr. Bernd Hartmann.

Dr. Tom Schorling, the chairman of the Supervisory Board, and Bertram Pachaly each hold ND Shares which they intend to tender into the Exchange Offer (see also section XII of this Statement).

Apart from that, at the time of publication of this Statement, no member of the Supervisory Board directly or indirectly holds ND Shares.

The members of the Supervisory Board have not been granted or offered any cash payments or benefits in kind in connection with the Exchange Offer by the Bidder, Rumble or any Affiliate.

XII.	Intentions of the members of the Management Board and the Supervisory Board who hold ND Shares to accept the Exchange Offer

As described in section 8.3.2 of the Offer Document, in the ART Support Agreement, the ART Sellers agreed to sell, and Rumble agreed to purchase, all of the ND Shares owned by the ART Sellers as of immediately prior to the closing of the Exchange Offer (including 744,150 ND Shares owned by the ART Sellers as of the date of the Business Combination Agreement). Dr. Tom Schorling and Bertram Pachaly intend to tender all ND Shares held by them in the Exchange Offer.

XIII.	Recommendation

The Management Board and the Supervisory Board support the Exchange Offer and recommend that ND Shareholders accept the Exchange Offer. In the opinion of the Management Board and the Supervisory Board, the Exchange Offer satisfies the interests and objectives of Northern Data, the ND Shareholders and employees within the ND Group. As such, they welcome and endorse the Bidder’s Exchange Offer without reservation.

In light of the considerations in this Statement and taking into consideration the overall circumstances of the Exchange Offer, the Management Board and the Supervisory Board are of the opinion that the Offer Exchange Ratio of 2.0281 newly issued Rumble Class A Common Shares per ND Share is fair, adequate and attractive. In making their judgement on the adequacy of the Offer Consideration, the Management Board and the Supervisory Board particularly considered the Fairness Opinions prepared by its financial advisor Jefferies (see section VIII.2.2 of this Statement), and the support of key shareholders and management of Northern Data (see section VIII.3 of this Statement).

According to the Bidder, the Offer Consideration of 2.0281 newly issued Rumble Class A Common Shares per ND Share constitutes the Bidder’s best and final offer. The Bidder is not obligated to adjust the Offer Consideration as a result of any further acquisitions of ND Shares outside of the Exchange Offer, and there will be no increase of the Offer Consideration for any other reason.

The Management Board’s and the Supervisory Board’s decision to strongly support and recommend that ND Shareholders accept the Exchange Offer is based, inter alia, on the following considerations:

●	The Business Combination brings together two leading companies and a strategic investor with complementary strengths, resources, assets and areas of expertise. By combining these capabilities, the transaction offers a unique opportunity to create a potential market leader with an enhanced competitive position offering a vertically integrated AI platform that realizes the benefits of owned AI compute infrastructure, proprietary data and a vast user base with a product vision, laying a stronger foundation for long-term success.

●	The Business Combination would improve Northern Data’s positioning in the U.S. market, leveraging the strong positioning and relationships Rumble has in the most sizable addressable market for AI infrastructure.

●	The expected benefits from the expanded partnership and product development opportunities with Tether, including the Tether Customer Agreement providing for a commitment to purchase GPU services and the continued financing support.

●	The terms of the Business Combination Agreement were the result of extensive arm’s-length negotiations between the parties, ensuring a fair and balanced outcome. These negotiations considered the interests of all stakeholders and produced a framework designed to support value creation and sound governance. In this context, the leadership and governance structure of Rumble were also carefully evaluated as integral elements of the combined group’s ability to execute its strategic vision effectively.

●	The Business Combination would offer Northern Data access to Rumble’s financing opportunities, including through Rumble’s Nasdaq listing, improving its access to capital and broader awareness, thereby strengthening Northern Data’s market position with key suppliers, customers and current and future employees, allowing Northern Data to fund additional growth investments.

●	The Business Combination would offer Northern Data the opportunity to realize growth opportunities within its existing data center site portfolio for near-term GPU deployments that would meaningfully improve the weighted average useful life of Northern Data’s GPU estate, offset costs that are being incurred at several under-utilized data center locations and capitalize on the scarcity of available power in the AI infrastructure market. Realizing such growth opportunities without the Business Combination would require significant third-party financing, the availability of which is uncertain. Absent such financing, Northern Data would be forced to take other liquidity measures, such as asset sales, which in turn could adversely affect the ability of Northern Data to achieve the aspired growth.

●	As new Rumble shareholders, ND Shareholders would benefit from accelerated growth and innovation, including new avenues for revenue expansion and operational synergies.

●	As the Exchange Offer is structured as a share-for-share exchange, tendering ND Shareholders would have the opportunity to continue to participate in the potential future value creation of the combined pro-forma business, thereby allowing them to benefit from the strategic and financial merits of the Business Combination on a long-term basis.

●	The Exchange Offer complies with the terms of the Business Combination Agreement.

●	The Management Board and the Supervisory Board regard the Offer Consideration as adequate from a financial perspective. Jefferies has issued Fairness Opinions to the Management Board and the Supervisory Board, which considered the Offer Exchange Ratio for the ND Shares being fair to the ND Shareholders from a financial point of view (see section VIII.2.2. of this Statement).

●	The adequacy and attractiveness of the Offer Exchange Ratio is further evidenced by the agreement of Tether, Apeiron and the ART Sellers (including Aroosh Thillainathan, a member of the Management Board of Northern Data), who together held ND Shares representing approximately 72% of the share capital of Northern Data as of April 6, 2026, to sell to Rumble all of their ND Shares at the Offer Exchange Ratio (see section VIII.3 of this Statement).

However, although the Management Board and the Supervisory Board welcome and strongly recommend that ND Shareholders accept the Exchange Offer, each ND Shareholder is individually responsible for weighing the advantages and disadvantages and making their own decision on whether or not to accept the Exchange Offer on the basis of the Offer Document and all other sources of information available to them (including any individual advice they may have obtained) and taking into account their individual tax and other concerns. The Management Board and the Supervisory Board assume no liability for the decision of ND Shareholders with respect to the Exchange Offer.

This Statement was adopted unanimously and independently by the Management Board and the Supervisory Board.

Frankfurt am Main, April 20, 2026

The Management Board	The Supervisory Board

Annex 1

BCA Fairness Opinion

10 November 2025	Jefferies GmbH
Bockenheimer Landstraße 24
60323 Frankfurt am Main
Germany

The Management Board (Vorstand) and Supervisory Board (Aufsichtsrat)

Northern Data AG

An der Welle 3

60322 Frankfurt am Main

Germany

Re: Opinion Letter

Attn: To the Members of the Management Board and Supervisory Board of Northern Data AG

You have asked for our opinion as to the fairness from a financial point of view to the shareholders of Northern Data AG (the “Company”), of the exchange ratio (the “Exchange Ratio”) of 2.0281 shares of Class A common stock of Rumble, Inc. (the “Bidder”) to be offered for each no-par value bearer share (auf den Inhaber lautende Stückaktien) of the Company (the “Company Shares”), pursuant to a voluntary public exchange offer (Tauschangebot) to the shareholders of the Company for all Company Shares outside of the rules of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs-und Übernahmegesetz) to be launched by the Bidder (the “Takeover Offer”) as set forth in the business combination agreement dated 10 November 2025 by and between the Company and the Bidder (the “Business Combination Agreement”, and the transaction contemplated by the Business Combination Agreement, the “Transaction”). We understand that the Bidder entered into a support agreement regarding the Transaction with its largest shareholder, Tether Investments, S.A. de C.V. (“Tether”), which is also the majority shareholder of the Company.

We have acted as financial advisor solely to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We will receive a fee for our services and the Company has agreed to reimburse us for expenses incurred in connection with our engagement and to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement, all pursuant to the Engagement Letter with the Company dated 15 August 2025. While we have not provided any services to the Company and/or its affiliates, the Bidder and/or its affialites, or Tether and/or its affialites in the past, we and our affiliates in the future may provide financial advisory and/or financing services to the Company, Bidder, Tether and/or any other person involved in the Transaction or their respective affiliates, for which services we and our affiliates would expect to receive compensation. We and our affiliates may, in the ordinary course of business, trade or hold securities or financial instruments (including loans and other obligations) of the Company, Bidder, Tether and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions or otherwise effect transactions in those securities or financial instruments.

In arriving at our opinion, we have, among other things:

(i)	reviewed the financial terms of the Transaction set forth in the Business Combination Agreement dated 10 November 2025, including the relevant annexes attached thereto;

Jefferies GmbH, Bockenheimer Landstraße 24, 60323 Frankfurt am Main, Germany

Amtsgericht Frankfurt am Main, HRB 108812

Geschäftsführer: Dr. Sven Baumann, Johannes Kirchmeir, Gregor Klaedtke, Daniel Oldeweme, Hartmut van Münster
Zugelassen und beaufsichtigt durch die Bundesanstalt für Finanzdienstleistungsaufsicht

Aufsichtsratsvorsitzender: Huw Martin Tucker

Annex I - 1

(ii)	reviewed certain publicly available financial and other information regarding each of the Company and the Bidder;

(iii)	reviewed certain information furnished to us by the Company relating to the business, operations and prospects of the Company, including financial research reports regarding the Company, and financial forecasts and estimates approved for our use by the management of the Company (the “Company Forecasts”);

(iv)	reviewed certain information furnished to us by the Bidder relating to the business, operations and prospects of the Bidder and financial forecasts and estimates for the Bidder prepared by the management of the Bidder (the “Bidder Forecasts”);

(v)	reviewed and discussed with management the external funding requirements to deliver on the company’s business plan;

(vi)	held discussions with members of the management of the Company regarding (a) certain contingent payments in connection with the sale of the Company’s Peak Mining business and (b) ongoing tax investigations;

(vii)	held discussions with members of the management of the Company regarding the matters described in clauses (i), (iii) and (iv) above; and

(viii)	conducted such other financial studies, analyses and investigations as we deemed appropriate.

In our review and analyses and in rendering this opinion, we have assumed and, with your permission, relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available to us by the Company or that was publicly available (including, without limitation, the information described above) or otherwise reviewed by us. We have relied on the statements contained in the Officer’s Certificate dated 9 November 2025 and assurances of the management and other representatives of the Company that they are not aware of any facts or circumstances that would make such information incomplete, inaccurate or misleading. In our review, we did not obtain an independent evaluation or appraisal of any of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise), nor did we conduct a physical inspection of any of the properties or facilities, of the Company or any other entity and we have not been furnished with, and assume no responsibility to obtain, any such evaluations, appraisals or physical inspections. Our analyses and opinion also do not consider any actual or potential arbitration, litigation, claims, investigations or other proceedings to which the Company or any of its affiliates are or in the future may be a party or subject.

With respect to the financial forecasts and estimates provided to and reviewed by us, we note that projecting future results of any company is inherently subject to uncertainty. With respect to the Company Forecasts and the Bidder Forecasts we have been advised, and we have assumed, that such financial forecasts and estimates that we have been directed to utilize for purposes of our analyses and opinion have been reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of the Company as to, and we have assumed that such financial forecasts and estimates are an appropriate basis upon which to evaluate, the future financial performance of the Company and the Bidder, as the case may be, and the other matters covered thereby. We express no opinion as to any financial forecasts or estimates or the assumptions on which they are based and we have assumed that the Company Forecasts and the Bidder Forecasts will be realized in the amounts and at the times projected.

Annex I - 2

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction or related transactions as compared to any alternative transaction or opportunity that might be available in the present or in the future to the Company. Our opinion is based on economic, monetary, regulatory, market and other conditions existing, and which can be evaluated, as of the date hereof. We expressly disclaim any undertaking or obligation (i) to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof, and (ii) to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. As you are aware, the credit, financial and stock markets, and the industry in which the Company operates, have experienced and may continue to experience volatility and we express no view or opinion as to any potential effects of such volatility on the Company or the Transaction.

We have made no independent investigation of, and we express no view or opinion as to, any legal, regulatory, accounting or tax matters affecting or relating to the Company or the Transaction and we have assumed the correctness in all respects meaningful to our analyses and opinion of all legal, regulatory, accounting and tax advice given to the Company including, without limitation, with respect to changes in, or the impact of, accounting standards or tax and other laws, regulations and governmental and legislative policies affecting the Company or the Transaction and legal, regulatory, accounting and tax consequences to the Company or its security holders of the terms of, and the Transaction contemplated by, the Business Combination Agreement and related documents.

We have assumed that the Transaction will be consummated in accordance with the terms and subject to the conditions set forth in the Business Combination Agreement without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws, documents and other requirements and that, in the course of obtaining the necessary governmental, regulatory or third-party approvals, consents, waivers and releases for the Transaction, including with respect to any divestitures or other requirements, no delay, limitation, restriction or condition will be imposed or occur that would have an adverse effect on the Company or the Transaction or that otherwise would be meaningful in any respect to our analyses or opinion. We also have assumed that the financial terms of the Transaction will not differ from those set forth in the Business Combination Agreement reviewed by us in any respect meaningful to our analyses or opinion.

Our opinion is limited to the fairness, from a financial point of view, of the Exchange Ratio to the shareholders of the Company, to the extent expressly specified herein, without regard to individual circumstances of specific holders (whether by virtue of control, voting, liquidity, contractual arrangements or otherwise) which may distinguish such holders or the securities of the Company held by such holders. We have not been asked to, and our opinion does not, address the fairness, financial or otherwise, of any consideration to the holders of any class of securities, creditors or other constituencies of the Company or any other party. We express no view or opinion as to the prices at which shares of the Company or any other securities of the Company may trade or otherwise be transferable at any time. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, (i) of the amount or nature of any compensation or other consideration payable to or to be received by any officers, directors or employees, or any class of such persons, in connection with the Transaction relative to the Exchange Ratio or otherwise, or (ii) any second-step merger squeeze-out or similar transaction following the Takeover Offer. The issuance of our opinion has been authorized by the Fairness Opinion Committee of the Jefferies Group.

Annex I - 3

It is understood that our opinion is solely for the use and benefit of the Management Board and the Supervisory Board (solely in their respective capacity as such) in their evaluation of the Transaction from a financial point of view. Our opinion does not constitute a recommendation as to how the Management Board and the Supervisory Board should vote with respect to the Transaction or any other matter. We and our affiliates accept no responsibility to any person other than the Management Board and the Supervisory Board in relation to this opinion, even if it has been disclosed with our consent. This opinion is not addressed to, and may not be relied upon, by any third party, including, without limitation, shareholders, employees or creditors of the Company and does not constitute a recommendation as to whether the Company should pursue the Transaction.

The opinion contained in this letter is not based on a valuation typically prepared by auditors with regard to German corporate law requirements, and we have not prepared a valuation on the basis of IDW Standard S1 Principals for the Performance of Business Valuations (Grundsätze zur Durchführung von Unternehmensbewertungen) published by the Institute der Wirtschaftsprüfer in Deutschland e.V. (IDW). Also, our opinion has not been prepared in accordance with the IDW Standard S8 Principals for the preparation of Fairness Opinions (Grundsätze für die Erstellung von Fairness Opinions). The opinion contained in this letter for the assessment of financial adequacy differs in a number of important respects from valuations carried out by an auditor and from balance sheet valuations in general.

This opinion is issued in the English language, and if any translations of this opinion may be delivered, they are provided only for ease of reference, have no legal effect and we make no representation as to (and accept no liability in respect of) the accuracy of any such translation.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio pursuant to the Business Combination Agreement is fair, from a financial point of view to the shareholders of the Company.

Very truly yours,

/s/ Berthold Müller	/s/ Christian Domscheit
Berthold Müller	Christian Domscheit
Managing Director	Managing Director

JEFFERIES GMBH

Annex I - 4

Annex 2

Offer Fairness Opinion

20th April 2026	Jefferies GmbH
Bockenheimer Landstraße 24
60323 Frankfurt am Main
Germany

The Management Board (Vorstand) and Supervisory Board (Aufsichtsrat)

Northern Data AG

An der Welle 3

60322 Frankfurt am Main

Germany

Re: Opinion Letter

Attn: To the Members of the Management Board and Supervisory Board of Northern Data AG

You have asked for our opinion as to the fairness from a financial point of view to the shareholders of Northern Data AG (the "Company"), of the exchange ratio (the "Exchange Ratio") of 2.0281 shares of Class A common stock of Rumble, Inc. (together with its affiliates, the "Bidder") offered for each no-par value bearer share (auf den Inhaber lautende Stückaktien) of the Company (the "Company Shares") not held by the Bidder, pursuant to a voluntary public exchange offer (Tauschangebot) to the shareholders of the Company for all Company Shares outside of the rules of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) launched by the Bidder (the "Takeover Offer") as set forth in (i) the business combination agreement dated 10 November 2025 by and between the Company and the Bidder (the "Business Combination Agreement", and the transaction contemplated by the Business Combination Agreement, the "Transaction"), and (ii) the offer document (Angebotsunterlage) published by the Bidder on 13 April 2026 (the “Offer Document”, and together with the Business Combination Agreement, the “Transaction Documents”). We understand that the Bidder entered into a support agreement regarding the Transaction with its largest shareholder, Tether Investments, S.A. de C.V. ("Tether"), which is also the majority shareholder of the Company.

We have acted as financial advisor solely to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We will receive a fee for our services and the Company has agreed to reimburse us for expenses incurred in connection with our engagement and to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement, all pursuant to the Engagement Letter with the Company dated 15 August 2025. While we have not provided any services to the Company and/or its affiliates, the Bidder and/or its affialites, or Tether and/or its affialites in the past, we and our affiliates in the future may provide financial advisory and/or financing services to the Company, Bidder, Tether and/or any other person involved in the Transaction or their respective affiliates, for which services we and our affiliates would expect to receive compensation. We and our affiliates may, in the ordinary course of business, trade or hold securities or financial instruments (including loans and other obligations) of the Company, Bidder, Tether and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions or otherwise effect transactions in those securities or financial instruments.

Jefferies GmbH, Bockenheimer Landstraße 24, 60323 Frankfurt am Main, Germany

Amtsgericht Frankfurt am Main, HRB 108812

Geschäftsführer: Dr. Sven Baumann, Johannes Kirchmeir, Gregor Klaedtke, Daniel Oldeweme, Hartmut van Münster
Zugelassen und beaufsichtigt durch die Bundesanstalt für Finanzdienstleistungsaufsicht

Aufsichtsratsvorsitzender: Huw Martin Tucker

Annex II - 1

In arriving at our opinion, we have, among other things:

(i)	reviewed the financial terms of the Transaction set forth in the Transaction Documents, including the relevant annexes attached thereto;

(ii)	reviewed the finalized draft of the joint reasoned statement (gemeinsame begründete Stellungnahme) in the form approved by the Management Board and Supervisory Board of the Company;

(iii)	reviewed certain publicly available financial and other information regarding each of the Company and the Bidder;

(iv)	reviewed certain information furnished to us by the Company relating to the business, operations and prospects of the Company, including financial research reports regarding the Company, and financial forecasts and estimates approved for our use by the management of the Company (the "Company Forecasts");

(v)	reviewed certain information furnished to us by the Bidder relating to the business, operations and prospects of the Bidder and financial forecasts and estimates for the Bidder prepared by the management of the Bidder (the "Bidder Forecasts");

(vi)	reviewed and discussed with management the external funding requirements to deliver on the company’s business plan;

(vii)	held discussions with members of the management of the Company regarding (a) certain contingent payments in connection with the sale of the Company’s Peak Mining business and (b) ongoing tax investigations;

(viii)	held discussions with members of the management of the Company regarding the matters described in clauses (i), (iv) and (v) above; and

(ix)	conducted such other financial studies, analyses and investigations as we deemed appropriate.

In our review and analyses and in rendering this opinion, we have assumed and, with your permission, relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available to us by the Company or that was publicly available (including, without limitation, the information described above) or otherwise reviewed by us. We have relied on the statements contained in the Officer’s Certificate dated 20 April 2026 and assurances of the management and other representatives of the Company that they are not aware of any facts or circumstances that would make such information incomplete, inaccurate or misleading. In our review, we did not obtain an independent evaluation or appraisal of any of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise), nor did we conduct a physical inspection of any of the properties or facilities, of the Company or any other entity and we have not been furnished with, and assume no responsibility to obtain, any such evaluations, appraisals or physical inspections. Our analyses and opinion also do not consider any actual or potential arbitration, litigation, claims, investigations or other proceedings to which the Company or any of its affiliates are or in the future may be a party or subject.

Annex II - 2

With respect to the financial forecasts and estimates provided to and reviewed by us, we note that projecting future results of any company is inherently subject to uncertainty. With respect to the Company Forecasts and the Bidder Forecasts we have been advised, and we have assumed, that such financial forecasts and estimates that we have been directed to utilize for purposes of our analyses and opinion have been reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of the Company as to, and we have assumed that such financial forecasts and estimates are an appropriate basis upon which to evaluate, the future financial performance of the Company and the Bidder, as the case may be, and the other matters covered thereby. We express no opinion as to any financial forecasts or estimates or the assumptions on which they are based and we have assumed that the Company Forecasts and the Bidder Forecasts will be realized in the amounts and at the times projected.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction or related transactions as compared to any alternative transaction or opportunity that might be available in the present or in the future to the Company. Our opinion is based on economic, monetary, regulatory, market and other conditions existing, and which can be evaluated, as of the date hereof. We expressly disclaim any undertaking or obligation (i) to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof, and (ii) to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. As you are aware, the credit, financial and stock markets, and the industry in which the Company operates, have experienced and may continue to experience volatility and we express no view or opinion as to any potential effects of such volatility on the Company or the Transaction.

We have made no independent investigation of, and we express no view or opinion as to, any legal, regulatory, accounting or tax matters affecting or relating to the Company or the Transaction and we have assumed the correctness in all respects meaningful to our analyses and opinion of all legal, regulatory, accounting and tax advice given to the Company including, without limitation, with respect to changes in, or the impact of, accounting standards or tax and other laws, regulations and governmental and legislative policies affecting the Company or the Transaction and legal, regulatory, accounting and tax consequences to the Company or its security holders of the terms of, and the Transaction contemplated by, the Transaction Documents and related documents.

We have assumed that the Transaction will be consummated in accordance with the terms and subject to the conditions set forth in the Transaction Documents without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws, documents and other requirements and that, in the course of obtaining the necessary governmental, regulatory or third-party approvals, consents, waivers and releases for the Transaction, including with respect to any divestitures or other requirements, no delay, limitation, restriction or condition will be imposed or occur that would have an adverse effect on the Company or the Transaction or that otherwise would be meaningful in any respect to our analyses or opinion. We also have assumed that the financial terms of the Transaction will not differ from those set forth in the Transaction Documents reviewed by us in any respect meaningful to our analyses or opinion.

Annex II - 3

Our opinion is limited to the fairness, from a financial point of view, of the Exchange Ratio to the shareholders of the Company, to the extent expressly specified herein, without regard to individual circumstances of specific holders (whether by virtue of control, voting, liquidity, contractual arrangements or otherwise) which may distinguish such holders or the securities of the Company held by such holders. We have not been asked to, and our opinion does not, address the fairness, financial or otherwise, of any consideration to the holders of any class of securities, creditors or other constituencies of the Company or any other party. We express no view or opinion as to the prices at which shares of the Company or any other securities of the Company may trade or otherwise be transferable at any time. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, (i) of the amount or nature of any compensation or other consideration payable to or to be received by any officers, directors or employees, or any class of such persons, in connection with the Transaction relative to the Exchange Ratio or otherwise, or (ii) any second-step merger squeeze-out or similar transaction following the Takeover Offer. The issuance of our opinion has been authorized by the Fairness Opinion Committee of the Jefferies Group.

It is understood that our opinion is solely for the use and benefit of the Management Board and the Supervisory Board (solely in their respective capacity as such) in their evaluation of the Transaction from a financial point of view. Our opinion does not constitute a recommendation as to how the Management Board and the Supervisory Board should vote with respect to the Transaction or any other matter. We and our affiliates accept no responsibility to any person other than the Management Board and the Supervisory Board in relation to this opinion, even if it has been disclosed with our consent. This opinion is not addressed to, and may not be relied upon, by any third party, including, without limitation, shareholders, employees or creditors of the Company and does not constitute a recommendation as to whether the Company should pursue the Transaction.

The opinion contained in this letter is not based on a valuation typically prepared by auditors with regard to German corporate law requirements, and we have not prepared a valuation on the basis of IDW Standard S1 Principals for the Performance of Business Valuations (Grundsätze zur Durchführung von Unternehmensbewertungen) published by the Institute der Wirtschaftsprüfer in Deutschland e.V. (IDW). Also, our opinion has not been prepared in accordance with the IDW Standard S8 Principals for the preparation of Fairness Opinions (Grundsätze für die Erstellung von Fairness Opinions). The opinion contained in this letter for the assessment of financial adequacy differs in a number of important respects from valuations carried out by an auditor and from balance sheet valuations in general.

This opinion is issued in the English language, and if any translations of this opinion may be delivered, they are provided only for ease of reference, have no legal effect and we make no representation as to (and accept no liability in respect of) the accuracy of any such translation.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio pursuant to the Transaction Documents is fair, from a financial point of view to the shareholders of the Company.

Very truly yours,

/s/ Berthold Müller	/s/ Christian Domscheit
Berthold Müller	Christian Domscheit
Managing Director	Managing Director

JEFFERIES GMBH

Annex II - 4